    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 13, 1997
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              --------------------

                                   AAR CORP.
             (Exact name of registrant as specified in its charter)

           DELAWARE                                           36-2334820
 (State or other jurisdiction                              (I.R.S. Employer
              of                                        Identification Number)
incorporation or organization)

                                 ONE AAR PLACE
                             1100 N. WOOD DALE ROAD
                           WOOD DALE, ILLINOIS 60191
                                 (630) 227-2000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            HOWARD A. PULSIFER, ESQ.
                                 ONE AAR PLACE
                             1100 N. WOOD DALE ROAD
                           WOOD DALE, ILLINOIS 60191
                                 (630) 227-2000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                              --------------------

                                   COPIES TO:

       STUART L. GOODMAN, ESQ.                  MITCHELL L. HOLLINS, ESQ.
        SCHIFF HARDIN & WAITE                 SONNENSCHEIN NATH & ROSENTHAL
           7200 SEARS TOWER                          8000 SEARS TOWER
       CHICAGO, ILLINOIS 60606                   CHICAGO, ILLINOIS 60606
            (312) 258-5500                            (312) 876-8144

                              --------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                              --------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                              --------------------

                        CALCULATION OF REGISTRATION FEE

                                                                       PROPOSED MAXIMUM      PROPOSED MAXIMUM
            TITLE OF EACH CLASS OF                   AMOUNT TO        OFFERING PRICE PER    AGGREGATE OFFERING       AMOUNT OF
          SECURITIES TO BE REGISTERED             BE REGISTERED(1)       SECURITY(2)             PRICE(2)         REGISTRATION FEE
Common Stock, par value $1.00 per share(3).....   2,300,000 shares          $28.75             $66,125,000           $20,037.88

(1) Includes up to 300,000 shares which the Underwriters have the right to purchase to cover over-allotments, if any.
(2) Calculated pursuant to Rule 457(c) on the basis of the price per share of the Common Stock as traded on the New York Stock Exchange on January 10, 1997.
(3) Each share of Common Stock includes one related Common Stock Purchase Right. The Common Stock Purchase Rights currently are not evidenced by separate certificates and may not be transferred except upon transfer of the related shares of Common Stock. The value attributable to the Common Stock Purchase Rights is reflected in the market price of the Common Stock of the Registrant.
                              --------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED JANUARY 13, 1997

                                2,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                          (PAR VALUE $1.00 PER SHARE)

                               ------------------

    All of the shares of Common Stock offered hereby are being sold by AAR CORP.

    The last reported sale price of the Common Stock, which is listed under the symbol "AIR", on the New York Stock Exchange, on January 7, 1997 was $28.75 per share. See "Price Range of Common Stock".

                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
    THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
       ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                                                     INITIAL PUBLIC          UNDERWRITING            PROCEEDS TO
                                                     OFFERING PRICE           DISCOUNT(1)            COMPANY(2)
                                                  ---------------------  ---------------------  ---------------------
Per Share.......................................            $                      $                      $
Total(3)........................................            $                      $                      $

------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".

(2) Before deducting estimated expenses of $375,000 payable by the Company.

(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 300,000 shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments, if any. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to Company
    will be $       , $       and $       , respectively. See "Underwriting".

                               ------------------

    The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about
          , 1997 against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                     WILLIAM BLAIR & COMPANY

                                  ------------

                The date of this Prospectus is           , 1997.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ------------------

                             AVAILABLE INFORMATION

    AAR CORP. ("AAR" or the "Company") is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or its Regional Offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site on the World Wide Web that contains reports, proxy and other information regarding issuers that file electronically with the Commission. The address of such site is "http://www.sec.gov." In addition, reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange (the "NYSE") at 20 Broad Street, New York, New York 10005, on which the Company's common stock (the "Common Stock") is listed.

    The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any documents referred to are not necessarily complete, and in each instance reference is made to such exhibit for a more complete description and each statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1996 filed with the Commission (File No. 1-6263) pursuant to the Exchange Act, the Company's Quarterly Reports on Form 10-Q for the quarters ended August 31, 1996 and November 30, 1996 and the descriptions of the Common Stock and the Company's Common Stock Purchase Rights included in the Company's Registration Statements on Form 8-A filed July 29, 1987, and October 20, 1987 and filed with the Commission pursuant to Section 12(d) of the Exchange Act, including any amendments or reports filed for the purpose of updating such descriptions, are incorporated herein by reference.

    All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom this Prospectus has been delivered, upon written or oral request of such person, a copy (without exhibits other than exhibits specifically incorporated by reference) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed to AAR CORP., One AAR Place, 1100 N. Wood Dale Road, Wood Dale, Illinois 60191; telephone number (630) 227-2000.

                               PROSPECTUS SUMMARY

    THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED IN THIS PROSPECTUS. THIS SUMMARY IS NOT INTENDED TO BE COMPLETE AND SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE. UNLESS INDICATED OTHERWISE, THE INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED. SEE "UNDERWRITING."

                                  THE COMPANY

    AAR is a worldwide leader in supplying aftermarket parts and services to the global aerospace/ aviation industry. The Company provides aircraft and engine components, maintenance services and Company-manufactured products to customers in all segments of this industry, including the world's largest commercial airlines and air cargo operators, original equipment manufacturers, domestic and foreign military and government agencies, aircraft leasing companies and maintenance service providers. AAR believes that it is the only company in the aviation aftermarket industry to offer this combination of trading, overhaul and manufacturing capabilities.

    The Company's trading activities include the purchase, sale, exchange and lease of a wide variety of new, overhauled and repaired products for the aviation aftermarket. These activities also include the Company's inventory management programs, which allow airlines and other service providers such as General Electric Company's Aircraft Engine Services Division, Lufthansa German Airlines, Sabena Belgian World Airlines, Greenwich Air Services and Northwest Airlines to obtain replacement parts and overhaul services for aircraft engine and airframe components on a just-in-time basis without having to incur the cost of purchasing, storing and maintaining the necessary supporting inventory. In addition to providing maintenance and repair services in support of its trading activities, the Company performs a wide range of these services for its aerospace/aviation customers as part of its overhaul activities. AAR has five Federal Aviation Authority ("FAA") licensed repair stations in the U.S., two in Europe and one in the Far East to perform component overhaul services. The Company also manufactures and repairs a wide array of containers, pallets and shelters in support of military and humanitarian rapid deployment activities. The Company's manufacturing activities also include the design, manufacture and installation of in-plane cargo loading and handling systems for commercial and military aircraft and helicopters and other, non-aviation products.

    The Company believes that its businesses have benefited from a number of favorable developments in the current aerospace/aviation industry environment. Demand for the Company's trading and overhaul businesses is driven primarily by flying activity. Increasing worldwide demand for passenger, freight and military air service has led to an increase in the number of aircraft in service and the number of hours flown. The Boeing Company's 1996 Current Market Outlook (the "Boeing Outlook") reports that worldwide available seat miles ("ASMs"), a measure of passenger flying activity, reached almost 2.1 trillion in 1995, an all-time high. The Boeing Outlook estimates that worldwide ASMs will increase at a compound annual rate of 5.7% through 2005, with international ASMs growing at a faster rate than U.S. domestic ASMs; freight air traffic, as measured by available ton miles ("ATMs"), is expected to grow at a compound annual rate of 6.7%.

    In addition to this increased aviation activity, many air carriers, in an effort to improve the efficiency and profitability of their operations, are: (i) outsourcing more functions, such as repair and maintenance, in order to reduce costs and improve turnaround times; (ii) decreasing the number of vendors from which they purchase parts and services, in order to develop closer supplier relationships, improve quality oversight and meet stringent regulatory requirements; (iii) relying on the sophisticated management information systems of their suppliers to enhance traceability of parts; and (iv) reducing capital costs by reducing or eliminating their spare parts inventories. Moreover, increased demand for cargo and small package delivery services has resulted in an increase in the number of aircraft converted from passenger to all-cargo configurations. Lastly, the increased emphasis of the U.S. military on rapid deployment capabilities has resulted in increased demand for the Company's manufactured products.

    The Company's business strategy to address these developments is to maintain a leadership position in its primary markets and to generate profitable growth by developing its product and service offerings to leverage its competitive strengths. Key components of this strategy include: expanding its inventory management programs; extending its overhaul capabilities to a broader range of components; increasing its aircraft and engine trading and leasing activities; continuing its significant international presence; and developing manufactured products to complement its current offerings. The competitive strengths that the Company believes will allow it to realize its objectives include:

    BROAD ARRAY OF PRODUCTS AND SERVICES. AAR sells, leases, exchanges and services a broad array of aircraft and engine components for virtually all aircraft. These products include spare engines, instruments, avionics, hydraulics and pneumatic systems, landing gear, flight control surfaces, and other components and accessories, as well as entire commercial jet aircraft. The Company believes that this breadth of products and services gives it a competitive advantage in winning business from new customers and affords an opportunity to expand its business with existing customers. It also positions AAR to respond to its customers' desire to focus on a select group of suppliers to control costs, increase quality and enhance timeliness of delivery.

    UNIQUE COMBINATION OF TRADING AND TECHNICAL CAPABILITIES. AAR's unique combination of trading expertise and technical overhaul capabilities has allowed it to respond to its customers' needs with inventory management programs that combine both skills. These programs offer a cost-effective, value-added opportunity for the Company's customers to reduce their operating costs and decrease their capital requirements, while providing the Company with significant growth opportunities.

    INNOVATIVE TECHNICAL PRODUCT AND SERVICE DEVELOPMENT SKILLS. The Company believes that one of its principal strengths is its ability to provide innovative and prompt solutions to meet individual customers' needs in many niche markets. These innovations include the design and manufacture of customized cargo loading systems and rapid deployment products for the U.S. military and the development of on-site overhaul services for airline industry customers.

    DIVERSE CUSTOMER BASE. The Company serves a broad base of over 5,000 domestic and international customers representing all segments of the worldwide aerospace/aviation industry, as well as select industrial markets. Aerospace/aviation industry customers other than inventory management program customers and the U.S. Government include Air France, American Airlines, British Airways, McDonnell-Douglas, Reno Air and United Air Lines. The long-term relationships that the Company has developed with many of these customers provide an ongoing base of business and an excellent source of new business opportunities.

    STRONG GLOBAL PRESENCE. AAR has over 30 facilities (including sales offices) dedicated to its trading, overhaul and manufacturing activities in ten countries across North America, Europe and Asia. This worldwide presence positions the Company to respond to the needs of its customers around the world. AAR's international presence also allows it to participate in the growth of foreign aviation markets.

    FINANCIAL STRENGTH. Management believes that the Company's financial strength is a key advantage relative to its smaller competitors. AAR's liquidity and access to capital enable the Company to respond quickly and commit its resources when opportunities arise to acquire inventory, engines and aircraft on advantageous terms.

    REPUTATION AS A RELIABLE, HIGH-QUALITY SUPPLIER. The Company has been providing aviation products and services for 45 years, and believes it has gained a reputation as a reliable and high-quality supplier. Of its approximately 2,200 employees, AAR employs approximately 275 persons whose duties include the inspection, tracking, investigation and documentation preparation activities that enable AAR to comply with regulatory requirements and the Company's and its customers' high quality standards.

    STRONG MANAGEMENT TEAM. The Company's strong management team includes AAR-developed managers and personnel formerly with airlines, original equipment manufacturers and other independent suppliers. The Company believes that this management team has a depth of industry knowledge and experience across technical, marketing and financial functions that permits it to develop and manage complex programs for its airline industry customers.

    The principal executive offices of the Company are located at One AAR Place, 1100 N. Wood Dale Road, Wood Dale, Illinois 60191; telephone number (630) 227-2000.

                                  THE OFFERING

Common Stock offered........................................  2,000,000 shares

Common Stock to be outstanding after the offering (1).......  18,135,542 shares

Use of proceeds.............................................  General corporate purposes,which may include the
                                                              expansion of its trading,
                                                              overhaul and manufacturing
                                                              activities, either by internal
                                                              growth or through acquisition.

New York Stock Exchange symbol..............................  AIR

------------

(1) Represents the number of shares of Common Stock outstanding as of December 31, 1996 plus the number of shares offered hereby and is exclusive of up to 300,000 shares subject to the over-allotment option granted by the Company to the Underwriters. See "Underwriting."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

    Set forth below is summary consolidated financial information of the Company for the periods and as of the date indicated. This information should be read in conjunction with the Company's Consolidated Financial Statements and the related notes thereto included elsewhere in this Prospectus, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other information set forth herein.

                                                                                                          FOR THE SIX
                                                                                                          MONTHS ENDED
                                                   FOR THE YEAR ENDED MAY 31,                             NOVEMBER 30,
                              --------------------------------------------------------------------  ------------------------
                                 1996         1995         1994           1993           1992          1996         1995
                              -----------  -----------  -----------  --------------  -------------  -----------  -----------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)                        (UNAUDITED)
INCOME STATEMENT DATA:
Net Sales...................  $   504,990  $   451,395  $   407,754  $   382,780     $   422,657    $   271,712  $   230,854
Gross Profit................       90,765       77,871       71,910       68,436          83,440         49,412       42,459
Operating Income............       32,442       24,438       21,824        5,343(1)       20,730(2)      19,006       14,562
Interest Expense............       10,616       10,900        9,564        8,107           8,356          5,194        5,285
Income (Loss) Before
 Provision (Benefit) for
 Income Taxes...............       22,782       14,713       13,684       (1,917)(1)      13,620(2)      14,321        9,862
Net Income..................       16,012       10,463        9,494          283(1)       10,020(2)       9,992        6,917
Net Income Per Share........         1.00         0.66         0.60         0.02(1)         0.63(2)        0.62         0.43
Average Common Shares
 Outstanding................       15,978       15,932       15,904       15,855          15,895         16,027       15,957

                                                                                            NOVEMBER 30, 1996
                                                                                        -------------------------
                                                                                                          AS
                                                                                          ACTUAL     ADJUSTED(3)
                                                                                        -----------  ------------
                                                                                               (UNAUDITED)
BALANCE SHEET DATA (AT PERIOD END):
Working Capital.......................................................................  $   259,743   $  313,849
Total Assets..........................................................................      468,550      522,656
Long-term Debt, Including Current Maturities..........................................      119,013      119,013
Stockholders' Equity..................................................................      212,313      266,419

------------

(1) Fiscal 1993 includes noncash special charges of $11,000 ($7,200 after tax) primarily related to the write-down of certain inventories to reflect the impact of market conditions and a reduction in income tax expense of $1,200.

(2) Fiscal 1992 includes special charges of $5,800 ($3,800 after tax) related to the Company's restructuring of its Oklahoma City maintenance subsidiary and a reduction in income tax expense of $700.

(3) Gives effect to the net proceeds from the sale of shares offered hereby. The net proceeds will be added to working capital pending their use. See "Use of Proceeds" and "Capitalization."

                                USE OF PROCEEDS

    The Company intends to use the net proceeds from the sale of the shares of Common Stock offered hereby for general corporate purposes, which may include the expansion of its trading, overhaul and manufacturing activities, either by internal growth or through acquisition. Pending application for the foregoing purposes, the net proceeds will be invested in short-term securities.

                                DIVIDEND POLICY

    The Company has paid quarterly cash dividends on its Common Stock in each fiscal year since 1973. Since 1990, the quarterly cash dividend has been $0.12 per share. The Board of Directors of the Company currently intends to continue its present policy of declaring regular dividends. The amount of future dividends will depend on general business conditions encountered by the Company, earnings, financial condition and capital requirements of the Company and such other factors as the Board of Directors may deem relevant.

    Certain of the Company's debt agreements contain provisions restricting the payment of dividends or repurchase of its shares. See Note 2 of Notes to Consolidated Financial Statements included in this Prospectus. Under the most restrictive of these provisions, the Company may not pay dividends (other than stock dividends) or acquire its capital stock if after giving effect thereto the aggregate amounts paid on or after June 1, 1995 exceed the sum of (i) $20,000,000 plus (ii) 50% of consolidated net income of the Company after June 1, 1994. At November 30, 1996, unrestricted consolidated retained earnings available for payment of dividends and purchase of the Company's shares totaled approximately $19,314,000.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is listed on the NYSE under the symbol "AIR." The following table sets forth for the periods indicated the high and low intra-day prices for the Common Stock, as reported on the NYSE:

                                           HIGH       LOW
                                          -------   -------
Fiscal 1997:
  Third Quarter (through January 10,
    1997)...............................  $30 1/2   $26 5/8
  Second Quarter........................   31 1/4    21
  First Quarter.........................   22 1/4    17 3/4
Fiscal 1996:
  Fourth Quarter........................   23 5/8    19 1/2
  Third Quarter.........................   22        18 1/2
  Second Quarter........................   19        16 3/4
  First Quarter.........................   17 7/8    14 7/8
Fiscal 1995:
  Fourth Quarter........................   15 1/4    12 1/8
  Third Quarter.........................   14 1/8    12 1/2
  Second Quarter........................   13 1/2    12
  First Quarter.........................   15 1/8    13 3/8
Fiscal 1994:
  Fourth Quarter........................   17 3/8    14 3/8
  Third Quarter.........................   16 5/8    13 1/2
  Second Quarter........................   14 1/4    12 5/8
  First Quarter.........................   14 1/8    12 5/8

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company at November 30, 1996 and as adjusted for the application of the net proceeds from the sale of 2,000,000 shares of Common Stock by the Company at an estimated price of $28.75 per share. The information set forth below should be read in conjunction with the Consolidated Financial Statements and related notes thereto and other financial information included elsewhere in this Prospectus.

                                                                                             NOVEMBER 30, 1996
                                                                                         -------------------------
                                                                                           ACTUAL     AS ADJUSTED
                                                                                         -----------  ------------
                                                                                          (DOLLARS IN THOUSANDS)
Short-term Debt, Including Current Maturities of Long-term Debt........................  $     1,507   $    1,507
Long-term Debt, Less Current Maturities:
  Industrial Revenue Bonds Due Through 2002 (6.0%).....................................          173          173
  Notes Due November 1, 2001 (9.5%)....................................................       65,000       65,000
  Notes Due October 15, 2003 (7.25%)...................................................       50,000       50,000
  Installment Note Due June, 1999 (5.0%)...............................................        2,333        2,333
                                                                                         -----------  ------------
    Total Long-term Debt...............................................................      117,506      117,506
Stockholders' Equity:
  Preferred Stock, $1.00 par value, authorized 250,000 shares;
    none issued........................................................................      --            --
  Common Stock, $1.00 par value, authorized 80,000,000 shares; 16,770,000 issued
    (18,770,000 as adjusted)...........................................................       16,770       18,770
  Capital Surplus......................................................................       90,552      142,658
Retained Earnings......................................................................      116,783      116,783
Treasury Stock, at Cost (639,000 shares)...............................................      (10,846)     (10,846)
Cumulative Translation Adjustments.....................................................         (946)        (946)
                                                                                         -----------  ------------
    Total Stockholders' Equity.........................................................      212,313      266,419
                                                                                         -----------  ------------
    Total Capitalization...............................................................  $   329,819   $  383,925
                                                                                         -----------  ------------
                                                                                         -----------  ------------

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data presented below for the fiscal years ended May 31, 1992 through 1996 and as of the end of each such fiscal year are derived from the Consolidated Financial Statements of the Company and should be read in conjunction with such Consolidated Financial Statements and the related notes thereto included elsewhere in this Prospectus, "Management's Discussion and Analysis of Financial Condition and Results of Operation" and other information set forth herein. The selected consolidated financial data for the six-month periods ended November 30, 1996 and 1995 are unaudited and, in the opinion of management, include all adjustments, consisting of only normal recurring accruals, necessary for a fair presentation of such data. The selected consolidated financial data for the six-month periods ended November 30, 1996 and 1995 are not necessarily indicative of the results of operations for the full fiscal year.

                                                                                              FOR THE SIX MONTHS
                                                   FOR THE YEAR ENDED MAY 31,                 ENDED NOVEMBER 30,
                                      -----------------------------------------------------  --------------------
                                        1996       1995       1994       1993       1992       1996       1995
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                              (IN THOUSANDS EXCEPT PER SHARE DATA)               (UNAUDITED)
INCOME STATEMENT DATA:
Net Sales...........................  $ 504,990  $ 451,395  $ 407,754  $ 382,780  $ 422,657  $ 271,712  $ 230,854
Cost of Sales.......................    414,225    373,524    335,844    314,344    339,217    222,300    188,395
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross Profit........................     90,765     77,871     71,910     68,436     83,440     49,412     42,459
Selling, General and
  Administrative....................     58,323     53,433     50,086     52,093     56,910     30,406     27,897
Special Charges.....................     --         --         --         11,000      5,800     --         --
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating Income....................     32,442     24,438     21,824      5,343     20,730     19,006     14,562
Interest Expense....................    (10,616)   (10,900)    (9,564)    (8,107)    (8,356)    (5,194)    (5,285)
Interest Income.....................        956      1,175      1,424        847      1,246        509        585
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (Loss) Before Provision
  (Benefit) for Income Taxes........     22,782     14,713     13,684     (1,917)    13,620     14,321      9,862
Provision (Benefit) for Income
  Taxes.............................      6,770      4,250      4,200     (2,200)     3,600      4,329      2,945
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income Before Cumulative Effect of
  Changes in Accounting Principles..     16,012     10,463      9,484        283     10,020      9,992      6,917
Cumulative Effect of Accounting
  Changes, Net of Tax...............     --         --             10     --         --         --         --
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net Income..........................  $  16,012  $  10,463  $   9,494  $     283  $  10,020  $   9,992  $   6,917
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Per Share Data:
Net Income..........................  $    1.00  $    0.66  $    0.60  $    0.02  $    0.63  $    0.62  $    0.43
Cash Dividends......................  $    0.48  $    0.48  $    0.48  $    0.48  $    0.48  $    0.24  $    0.24
Average Common Shares Outstanding...     15,978     15,932     15,904     15,855     15,895     16,027     15,957

                                                                                                                NOVEMBER 30, 1996
                                                                       FOR THE YEAR ENDED MAY 31,             ---------------------
                                                            ------------------------------------------------                AS
                                                              1996      1995      1994      1993      1992     ACTUAL   ADJUSTED(1)
                                                            --------  --------  --------  --------  --------  --------  -----------
                                                                             (IN THOUSANDS)                        (UNAUDITED)
BALANCE SHEET DATA
  (AT PERIOD END):
Working Capital...........................................  $258,627  $248,492  $240,009(2) $193,399 $197,246 $259,743   $313,849
Total Assets..............................................   437,846   425,814   411,016(3)  365,151  395,351  468,550    522,656
Short-term Debt...........................................     1,474     1,632       568(2)   25,025   25,005    1,507      1,507
Long-term Debt............................................   118,292   119,766   115,729(2)   66,298   67,323  117,506    117,506
Total Debt................................................   119,766   121,398   116,297(2)   91,323   92,328  119,013    119,013
Stockholders' Equity......................................   204,635   197,119   189,488   189,216   196,737   212,313    266,419

                                                                                                              FOR THE SIX MONTHS
                                                                       FOR THE YEAR ENDED MAY 31,             ENDED NOVEMBER 30,
                                                             ----------------------------------------------  --------------------
                                                               1996      1995      1994     1993     1992     1996       1995
                                                             --------  --------  --------  -------  -------  -------  -----------
                                                                                                                 (UNAUDITED)
OTHER DATA:
Current Ratio(4)...........................................     4.3:1     4.4:1     4.5:1    3.7:1    3.1:1    3.8:1      4.8:1
Return on Sales............................................       3.2%      2.3%      2.3%     0.1%     2.4%     3.7%       3.0%
Gross Profit Margin........................................      18.0%     17.3%     17.6%    17.9%    19.7%    18.2%      18.4%
Return on Average Invested Capital.........................       7.1%      5.6%      5.1%     1.3%     5.2%     8.1%       6.4%
Return on Average Equity...................................       8.2%      5.4%      5.0%     0.1%     5.1%     9.6%       7.0%
Ratio of Total Debt to Capitalization(4)...................      37.1%     38.3%    38.1%(2)    35.7%    35.0%    36.1%      37.8%
Sales Per Employee (in 000s)...............................  $    244  $    236  $    227  $   220  $   215  $   250(5)   $   229(5)

---------------

(1) Gives effect to the net proceeds from the sale of shares offered hereby. The net proceeds will be added to working capital pending their use. See "Use of Proceeds" and "Capitalization."

(2) In October 1993, the Company sold $50,000 of unsecured 7.25% Notes due October 15, 2003. Proceeds were used to repay short-term bank borrowings and utilized in the Company's operations.

(3) Reflects reclassification of $6,610 of non-current deferred tax assets against non-current deferred tax liabilities to conform to the fiscal 1995 presentation.

(4) At period end.

(5) Period information is annualized based on six month data.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PERCENTAGE DATA)

RESULTS OF OPERATIONS

    The following table presents statements of income data expressed as a percentage of net sales for each of the last three fiscal years ended May 31 and for the six-month periods ended November 30, 1996 and 1995.

                                                                                                      FOR THE SIX MONTHS
                                                                                                      ENDED NOVEMBER 30,
                                                                 FOR THE YEAR ENDED MAY 31,
                                                            -------------------------------------  ------------------------
                                                               1996         1995         1994         1996         1995
                                                            -----------  -----------  -----------  -----------  -----------
                                                                                                         (UNAUDITED)

Net Sales.................................................      100.0%       100.0%       100.0%       100.0%       100.0%
Cost of Sales.............................................       82.0         82.7         82.4         81.8         81.6
                                                                -----        -----        -----        -----        -----
Gross Profit..............................................       18.0         17.3         17.6         18.2         18.4
Selling, General and Administrative.......................       11.6         11.8         12.3         11.2         12.1
Operating Income..........................................        6.4          5.4          5.3          7.0          6.3
Interest Expense..........................................       (2.1)        (2.4)        (2.3)        (1.9)        (2.3)
Interest Income...........................................        0.2          0.2          0.3          0.2          0.3
                                                                -----        -----        -----        -----        -----
Income Before Income Taxes................................        4.5          3.2          3.3          5.3          4.3
Provision for Income Taxes................................        1.3          0.9          1.0          1.6          1.3
                                                                -----        -----        -----        -----        -----
Net Income................................................        3.2%         2.3%         2.3%         3.7%         3.0%
                                                                -----        -----        -----        -----        -----
                                                                -----        -----        -----        -----        -----

    The Company reports its activities in one business segment: Aviation Services. The following table sets forth net sales for the Company's classes of similar products and services within the Company's Aviation Services business segment.

                                                                                            FOR THE SIX MONTHS
                                                       FOR THE YEAR ENDED MAY 31,           ENDED NOVEMBER 30,
                                                  -------------------------------------  ------------------------
                                                     1996         1995         1994         1996         1995
                                                  -----------  -----------  -----------  -----------  -----------
                                                                                               (UNAUDITED)
Net Sales:
Trading.........................................  $   259,702  $   236,723  $   208,561  $   156,030  $   110,365
Overhaul........................................      133,587      108,737      102,972       68,091       66,978
Manufacturing...................................      111,701      105,935       96,221       47,591       53,511
                                                  -----------  -----------  -----------  -----------  -----------
                                                  $   504,990  $   451,395  $   407,754  $   271,712  $   230,854
                                                  -----------  -----------  -----------  -----------  -----------
                                                  -----------  -----------  -----------  -----------  -----------

    Sales from trading activities result from the sale, exchange and lease of a wide variety of new, overhauled and repaired products for the aviation aftermarket, including products provided under inventory management programs. Sales from overhaul activities result from components and labor used in providing repairs and maintenance services for a wide variety of aircraft and engine components, performed primarily at the Company's repair stations. Sales from manufacturing activities result from the sale of pallets, containers and shelters in support of military and humanitarian rapid deployment activities, in-plane cargo loading and handling systems, and self-propelled floor sweeping and scrubbing vehicles.

    Cost of sales is principally comprised of the cost of new or overhauled products supporting trading and overhaul activities, direct labor, cost of raw material supporting manufacturing activities, and fixed and variable overhead, such as depreciation, insurance and indirect labor. Selling, general and administrative expenses are primarily variable in nature and include salaries, wages and related benefits, travel, advertising, professional fees and depreciation. The Company's effective tax rate was 29.7%, 28.9% and

30.7% in fiscal 1996, 1995 and 1994, respectively. These effective income tax rates are lower than the statutory rate primarily as a result of tax incentives on export sales.

    During the last three-and-one-half fiscal years, the Company has benefited from a period of relatively strong general economic conditions and improving conditions in the aerospace/aviation industry cycle. The financial condition of airlines continues to improve after an extended period of operating losses during the early 1990s. These losses were due in part to an extended period of overcapacity, high outlays for new aircraft and an economic recession. During this period, airlines reduced flying, which impacted the demand and pricing for AAR's parts and services.

    During the current cycle, neither airline demand nor airline expansion plans have been as robust as in prior cycles; consequently, the Company believes the next downturn will be less severe than in the past. Currently, airlines continue to experience increased fleet utilization and higher revenue passenger and freight miles which are contributing to improved operating earnings. Airlines' operating earnings are also being positively affected by their aggressive initiatives to control costs through restructuring operations, exiting unprofitable routes and outsourcing certain support activities, such as spare parts provisioning and aircraft and engine component overhaul and repair. The emergence of start-up airlines in niche markets during the beginning of this period also contributed to the demand for the Company's products and services, since new airlines typically lack extensive maintenance capabilities and are therefore more dependent on third party providers than established carriers. Supplies of surplus aircraft and parts inventories that increased during the industry downturn in the early 1990s are now being absorbed at a faster rate due to increased aircraft utilization and conversion of aircraft to alternate uses, such as cargo capabilities.

    In fiscal 1996 and 1995, the Company benefited from the aggressive pursuit of market opportunities in the improving aerospace/aviation industry. The Company's trading sales of airframe and large component parts increased, as did sales from inventory management programs and inventory provisioning for air carriers. Sales of certain airframe and large airframe component overhaul services, as well as commercial cargo systems, were also higher in fiscal 1996 and 1995.

    The U.S. military continues to downsize as a result of government budget cuts. While this downsizing adversely affected the aerospace/aviation industry generally, the military continues to need products to support ongoing rapid deployment requirements and services to replace those previously performed within the military. The Company's response to these changes has resulted in increased sales of manufactured products. The Company's sales of overhaul services also benefited from government outsourcing of certain activities previously performed within the military.

SIX MONTHS ENDED NOVEMBER 30, 1996 COMPARED WITH SIX MONTHS ENDED NOVEMBER 30,
  1995

    Consolidated net sales for the first half of fiscal 1997 increased $40,858 or 17.7% over the prior year period, reflecting overall increased demand for the Company's trading and overhaul products and services. Trading sales increased $45,665 or 41.4% over the first half of fiscal 1996 due to increased aircraft, airframe and large component part sales, as well as sales from both existing and recently implemented inventory management programs. Overhaul sales increased $1,113 or 1.7%, reflecting increased airframe component overhaul services. Manufacturing sales were $5,920 or 11.1% below the prior year period, reflecting lower sales of the Company's products supporting the U.S. Government's rapid deployment program and lower sales of its cargo loading and handling systems.

    Consolidated gross profit increased $6,953 or 16.4% over the six month period in the prior year due to increased consolidated net sales, partially offset by a decline in the consolidated gross profit margin to 18.2% from 18.4% in the prior year period. The lower consolidated gross profit margin was due primarily to the mix of inventories sold during the first quarter of fiscal 1997. Consolidated operating income increased $4,444 or 30.5% over the same six-month period in the prior year, and the Company's operating income margin increased to 7.0% compared to the prior year period's margin of 6.3% as a result of increased net sales, partially offset by higher selling, general and administrative expenses from higher personnel and marketing support costs.

    Consolidated net income increased $3,075 or 44.5% primarily as a result of the factors discussed above.

FISCAL 1996 COMPARED WITH FISCAL 1995

    The Company's operating results continued to improve in fiscal 1996 as it took advantage of business opportunities available in the improved aerospace/aviation marketplace and as the Company successfully implemented certain strategic marketing initiatives. Consolidated net sales for fiscal 1996 increased $53,595 or 11.9% over the prior fiscal year due to increased sales across all classes of similar products and services. Consolidated operating income increased $8,004 or 32.8% over the prior year due to increased consolidated net sales and a higher consolidated gross profit margin partially offset by increased selling, general and administrative costs. Net income increased $5,549 or 53.0% over the prior year primarily due to increased consolidated net sales and gross profit margin.

    Trading sales increased $22,979 or 9.7% over the prior year as a result of increased sales of aircraft, airframe and large component parts, which included sales from inventory management programs and inventory provisioning for air carriers. Overhaul sales increased $24,850 or 22.9% primarily as a result of airframe maintenance and airframe and engine component services.

    Consolidated gross profit increased $12,894 or 16.6% over the prior fiscal year due to increased consolidated net sales and an improved gross profit margin of 18.0% versus the prior year's 17.3% margin. The margin on principal trading and overhaul products and services improved over the prior year as a result of favorable product mix and improved pricing of certain products and services. The margin on manufactured products declined slightly as a result of the mix of products and product repair services supporting rapid deployment requirements partially offset by aircraft cargo systems and floor maintenance equipment.

    Consolidated operating income increased $8,004 or 32.8% over the prior year as a result of increased consolidated net sales and gross profit margin partially offset by increased total selling, general and administrative costs. While selling, general and administrative costs declined as a percentage of sales, the total costs increased over the prior year as a result of increased personnel costs, increased marketing support programs and costs to enhance information technology systems.

    Consolidated net income increased $5,549 or 53.0% over the prior fiscal year primarily as a result of the increased consolidated net sales and improved consolidated gross profit margin. Net income also increased by a reduction in interest expense resulting from substantially lower short-term borrowings during the current year partially offset by a small increase in the Company's current year effective tax rate.

FISCAL 1995 COMPARED WITH FISCAL 1994

    The Company's operating results continued to improve in fiscal 1995 building on improvements in the prior year. Consolidated net sales for fiscal 1995 increased $43,641 or 10.7% over the prior fiscal year primarily due to increased sales of major products within each of the classes of similar products and services. Operating income increased $2,614 or 11.9% over the prior year due to increased consolidated net sales partially offset by a slightly lower consolidated gross profit margin and increased total selling, general and administrative costs. Net income increased $969 or 10.2% primarily due to increased consolidated net sales partially offset by the factors described above and increased interest expense on additional borrowings and higher interest rates, primarily resulting from the sale of $50,000 of 10 year, 7.25% notes in October 1993.

    Trading sales increased $28,162 or 13.5% primarily as a result of increased sales of airframe and large component parts as well as sales resulting from inventory management programs and inventory provisioning of start-up airlines. Overhaul sales increased $5,765 or 5.6% primarily as a result of increased airframe and airframe component overhaul services partially offset by reduced sales of large component overhaul services. Manufacturing sales increased $9,714 or 10.1% primarily due to the sale of manufactured commercial cargo systems, products and product repairs supporting the U.S. Government's rapid deployment program and floor maintenance products.

    Consolidated gross profit increased $5,961 or 8.3% over the prior fiscal year due to increased consolidated net sales, although the consolidated gross profit margin of 17.3% was lower than the prior year's 17.6% gross profit margin. However, the prior fiscal year included $700 from a reduction in the interest rate on a nonrecourse leveraged lease obligation and $1,300 from leveraged lease repricing required to adjust for tax rate differentials. The margin on manufactured products and principal trading products increased year over year. Overhaul margins declined over the prior year primarily as a result of changes in the mix of labor and parts provided in overhaul services and highly competitive pricing on overhaul business.

    Consolidated operating income increased $2,614 or 11.9% over the prior year due to increased consolidated net sales partially offset by the consolidated margin decline described above and increased selling, general and administrative costs which declined as a percentage of net sales.

    Consolidated net income increased $969 or 10.2% over the prior year due to the increased consolidated net sales partially offset by the factors described above and increased interest expense.

LIQUIDITY AND CAPITAL RESOURCES

    At November 30, 1996, the Company had liquidity and capital resources adequate for its needs, including cash of $19,574 and working capital of $259,743. The Company continues to maintain its available external sources of financing from $136,977 of unused available bank lines and a shelf registration statement on file with the Commission under which up to an additional $85,000 of medium-or long-term debt securities may be sold subject to market conditions.

    During fiscal 1995 and 1996, as well as for the six-month period ended November 30, 1996, the Company financed its operations primarily through internally-generated funds. Cash generated from operations was $15,255 and $24,760 for fiscal years 1995 and 1996, respectively, and $11,113 for the six-month period ended November 30, 1996. The increase in cash generated from operations was primarily attributable to the increase in net income and effective working capital management.

    Investing activities during fiscal years 1996 and 1995 primarily related to the purchase of property, plant and equipment at the Company's existing facilities. For the six-month period ended November 30, 1996, the Company's investing activities consumed $20,688 of cash. Of this amount, $18,993 related to property, plant and equipment additions, of which $13,700 was for the acquisition and refurbishment of an operating facility, which can accommodate the growth of the Company's principal trading operating units and at the same time permit the Company to consolidate and replace certain facilities currently operated by the Company. Upon the sale of the facilities owned by the Company vacated as a result of the relocation to the new building, the proceeds will be added to cash and cash equivalents.

    Financing activities during fiscal 1995 and 1996 and for the six months ended November 30, 1996, primarily related to the payment of cash dividends. During fiscal 1995, cash from financing activities increased from the proceeds of the issuance of long-term notes payable of $6,186 related to the acquisition of inventory in conjunction with an inventory management program.

    The Company believes that its cash and cash equivalents and available sources of capital will continue to provide the Company with the ability to meet its ongoing working capital requirements, make anticipated capital expenditures, meet contractual commitments and pay dividends.

EFFECTS OF INFLATION

    The Company believes that results of operations for the periods reported were not materially affected by inflation.

                                    BUSINESS

GENERAL

    AAR is a worldwide leader in supplying aftermarket parts and services to the global aerospace/ aviation industry. The Company provides aircraft and engine components, maintenance services and Company-manufactured products to customers in all segments of this industry, including the world's largest commercial airlines and air cargo operators, original equipment manufacturers, domestic and foreign military and government agencies, aircraft leasing companies and maintenance service providers. AAR believes that it is the only company in the aviation aftermarket industry to offer this combination of trading, overhaul and manufacturing capabilities.

MARKETS AND INDUSTRY OVERVIEW

    The Company sells its products into a variety of aerospace/aviation and industrial markets, the most significant of which is the worldwide commercial aviation maintenance market. The Company also purchases, sells and leases entire aircraft and aircraft engines to the commercial airline industry. Other markets served by the Company include the maintenance and spare parts markets for military, regional, business and general aviation aircraft and for industrial gas and steam turbine installations and the market for air cargo loading and transport products. The Company also provides other products for a variety of niche industrial markets.

    Based on worldwide commercial aviation industry statistics, the Company believes that the world's commercial airlines spend approximately $25 billion annually for the maintenance of their aircraft. The Boeing Outlook estimates that approximately $10 billion of this total represents the annual sale of aircraft spare parts in support of maintenance activities, leaving approximately $15 billion as the labor and management portion of the annual maintenance expenditures. Currently, a large majority of the spare parts market is comprised of direct sales by original equipment manufacturers. AAR is a leading independent supplier to this market and also participates in the labor portion of the commercial airline maintenance market, especially through the repair and overhaul of components that it sells.

    The growth of the worldwide aircraft maintenance market is greatly affected by worldwide aviation activity. As worldwide demand for air transportation services for business and leisure travel and cargo and package delivery has grown, and as governments have increased their reliance on air transport in their military activities, the number of aircraft flying and the number of annual hours flown have grown accordingly. As a result of this increased activity, the demand for aircraft and engine parts and overhaul services has grown. The Boeing Outlook reports that worldwide commercial air transportation grew at a compound annual rate of approximately 5.0% over the past 10 years, as measured by ASMs, and predicts that it will grow at a compound annual rate of 5.7% through 2005. The Boeing Outlook also estimates that the worldwide air cargo industry grew at a compound annual rate of approximately 6.0%, as measured by ATMs, and projects that air cargo traffic will increase over the next 10 years at a compound annual rate of 6.7%. These rates of growth are significantly higher than the compound annual rate of growth of the worldwide economy, which the Boeing Outlook estimates at approximately 3.4%. One result of this increased flying activity has been the return to active service of a number of aircraft that had been placed in storage in the early 1990s and were available for use as a source of parts. Industry sources report that the number of serviceable aircraft in storage dropped from a peak of 1,100 in 1993 to 730 at the end of 1995, a decrease of over 30.0%. The Boeing Outlook projects an increase in the world passenger and cargo jet airline fleet from 11,066 at the end of 1995 to over 23,000 in 2015. Factors that have contributed to these growth rates include world population growth, the generally improving worldwide economy and the overall increasing level of discretionary spending, expanding world trade, and the expansion of air travel into underdeveloped countries where air transport services were previously unavailable.

    The overall growth of the worldwide air transportation industry over the past 10 years has not been accompanied by consistent earnings growth for the world's airlines over the same period. Unprecedented financial losses in 1990 through 1993 led a number of air carriers to review their internal cost structures to identify potential savings. These reviews have resulted in several industry developments that the Company believes are favorable to its long-term prospects. These developments include a greater willingness by airlines to outsource certain functions historically performed internally, such as spare parts provisioning and aircraft and engine component overhaul and repair, in order to take advantage of lower cost structures enjoyed by specialized outside contractors. Airlines also have enacted programs to consolidate the number of outside vendors in order to promote long-term relationships and to facilitate the carrier's oversight of the quality standards maintained by those vendors. A third development is that airlines have sought new ways to free up capital to purchase the new equipment they expect to need for anticipated growth. Finally, in the midst of this increased financial scrutiny, regulatory agencies have increased their surveillance of airline maintenance practices to seek to insure that the carriers' increased cost consciousness does not compromise flight safety standards.

    AAR has responded to these developments and to the needs of its customers by expanding the products and services it offers and by designing customized programs for individual customers. For example, AAR created the inventory management programs discussed below in response to the desire of airlines and other maintenance providers to reduce the amount of their capital committed to acquiring and carrying spare parts inventories, which the Canaan Group, an aerospace/aviation industry consultant, estimated at approximately $45 billion in 1995. In addition to providing cost efficiencies to the customer, the inventory management programs take advantage of AAR's quality control systems, the breadth of its capabilities, its FAA certifications and its financial strength.

    AAR's business also has been affected positively by reductions in the number of U.S. military personnel and installations. The closure of a number of permanent bases around the world has resulted in the military's greater reliance on its rapid deployment programs to respond to military and humanitarian events around the world. These programs, which rely heavily on air transport for the quick deployment of personnel and materiel, have created a strong demand for the Company's pallets, containers and shelters. The planned base closures and realignment of responsibilities, and the reductions in personnel they entail, are also likely to result in the military's outsourcing of support activities previously performed internally, which would present the Company with additional opportunities for maintenance service and spare parts sales.

BUSINESS STRATEGY

    The Company's business strategy to address the developments discussed above is to maintain a leadership position in its primary markets and to generate profitable growth by developing its product and service offerings to leverage its competitive strengths. Key components of this strategy include: expanding its inventory management programs; extending its overhaul capabilities to a broader range of components; increasing its aircraft and engine trading and leasing activities; continuing its significant international presence; and developing manufactured products to complement its current offerings. The competitive strengths that the Company believes will allow it to realize its objectives include:

    BROAD ARRAY OF PRODUCTS AND SERVICES. AAR sells, leases, exchanges and services a broad array of aircraft and engine components for virtually all aircraft. These products include spare engines, instruments, avionics, hydraulics and pneumatic systems, landing gear, flight control surfaces, and other components and accessories, as well as entire commercial jet aircraft. The Company believes that this breadth of products and services gives it a competitive advantage in winning business from new customers and affords an opportunity to expand its business with existing customers. It also positions AAR to respond to its customers' desire to focus on a select group of suppliers to control costs, increase quality and enhance timeliness of delivery.

    UNIQUE COMBINATION OF TRADING AND TECHNICAL CAPABILITIES. AAR's unique combination of trading expertise and technical overhaul capabilities has allowed it to respond to its customers' needs with inventory management programs that combine both skills. These programs offer a cost-effective, value-added opportunity for the Company's customers to reduce their operating costs and decrease their capital requirements, while providing the Company with significant growth opportunities.

    INNOVATIVE TECHNICAL PRODUCT AND SERVICE DEVELOPMENT SKILLS. The Company believes that one of its principal strengths is its ability to provide innovative and prompt solutions to meet individual customers' needs in many niche markets. These innovations include the design and manufacture of customized cargo loading systems and rapid deployment products for the U.S. military and the development of on-site overhaul services for airline industry customers.

    DIVERSE CUSTOMER BASE. The Company serves a broad base of over 5,000 domestic and international customers representing all segments of the worldwide aerospace/aviation industry, as well as select industrial markets. Aerospace/aviation industry customers other than inventory management program customers and the U.S. Government include Air France, American Airlines, British Airways, McDonnell-Douglas, Reno Air and United Air Lines. The long-term relationships that the Company has developed with many of these customers provide an ongoing base of business and an excellent source of new business opportunities.

    STRONG GLOBAL PRESENCE. AAR has over 30 facilities (including sales offices) dedicated to its trading, overhaul and manufacturing activities in ten countries across North America, Europe and Asia. This worldwide presence positions the Company to respond to the needs of its customers around the world. AAR's international presence also allows it to participate in the growth of foreign aviation markets.

    FINANCIAL STRENGTH. Management believes that the Company's financial strength is a key advantage relative to its smaller competitors. AAR's liquidity and access to capital enable the Company to respond quickly and commit its resources when opportunities arise to acquire inventory, engines and aircraft on advantageous terms.

    REPUTATION AS A RELIABLE, HIGH-QUALITY SUPPLIER. The Company has been providing aviation products and services for 45 years, and believes it has gained a reputation as a reliable and high-quality supplier. Of its approximately 2,200 employees, AAR employs approximately 275 persons whose duties include the inspection, tracking, investigation and documentation preparation activities that enable AAR to comply with regulatorly requirements and the Company's and its customers' high quality standards.

    STRONG MANAGEMENT TEAM. The Company's strong management team includes AAR-developed managers and personnel formerly with airlines, original equipment manufacturers and other independent suppliers. The Company believes that this management team has a depth of industry knowledge and experience across technical, marketing and financial functions that permits it to develop and manage complex programs for its airline industry customers.

TRADING

    The Company's trading activities include the purchase, sale, exchange and lease of a wide variety of new, overhauled and repaired products for the aviation aftermarket, including a broad range of engine and aircraft parts, spare engines, instruments, avionics, hydraulics and pneumatic systems, landing gear, flight control surfaces, and other components and accessories, as well as entire commercial jet aircraft. These products are comprised of new and used parts and components purchased from manufacturers and others, as well as components and parts that the Company has overhauled or repaired.

    The Company maintains trading sales offices throughout the world, which enable it to respond to its customers' worldwide needs on a timely basis, but also to locate and procure products on advantageous terms in anticipation of those needs. The Company's knowledge of the global market for aviation products and its ability to respond immediately to purchasing opportunities as they arise are crucial elements of its trading activities.

    The primary sources of aviation products for the Company's trading activities are domestic and foreign airlines, airframe, engine and other original equipment manufacturers and aircraft leasing companies. The supply of parts and components for AAR's aftermarket sales is affected by the availability of excess inventories, which typically become available for purchase as a result of new aircraft or engine purchases, or the modification of existing aircraft or engines, by a commercial airline, which reduces the airline's need for spares supporting the aircraft or engines that have been replaced or modified. Aftermarket supply is also affected by the availability of new parts from original equipment manufacturers and the availability of older, surplus aircraft or aircraft engines that can be purchased for the value of the major parts and components.

    The Company is at the forefront of the industry in providing aircraft and aircraft engine component inventory management programs to airlines and aircraft maintenance facilities. These programs, which draw on the Company's capabilities in sourcing, repairing and managing large inventories of spare parts, allow airlines and other service providers to obtain replacement parts and overhaul services for aircraft engine and airframe components on a just-in-time basis without having to incur the cost of purchasing, storing and maintaining the necessary supporting inventory. The Company developed these programs in response to the worldwide trend to outsource inventory provisioning and management. In so doing, AAR has taken advantage of its knowledge and expertise in spare parts provisioning and its technical skill in overhauling and repairing those parts and related components, as well as its financial strength, quality control systems and stability within the industry.

OVERHAUL

    In addition to providing overhaul and repair services in support of its inventory management programs, which are included in its trading activities, the Company performs a wide range of repair and maintenance services for its aerospace/aviation customers as part of its overhaul activities. As discussed under "Government Regulation; Standards," overhaul activities are regulated by domestic and foreign agencies. AAR has five FAA-repair stations in the U.S., two in Europe and one in the Far East to perform component overhaul services. The repair stations located outside the U.S. are also licensed by applicable foreign agencies.

    The Company's overhaul capabilities include most commercial aircraft landing gear; a wide variety of avionic, instrument, electrical, electronic, fuel, hydraulic and pneumatic components; and a broad range of internal engine components. AAR believes that its landing gear overhaul capability and capacity is among the most comprehensive in the world, and the Company has developed specialized landing gear repair teams to provide on-site services for Boeing 767 landing gear wherever the aircraft is located. The Company also operates an aircraft maintenance facility providing maintenance, modification, special equipment installation, painting services and aircraft terminal services (fueling and aircraft storage) for various models of commercial, military, regional, business and general aviation aircraft.

    The Company's overhaul operations support the Company's own trading activities by repairing and overhauling parts for sale by the trading business, including parts needed for its inventory management program customers. Where the overhaul requirements of its trading business exceed the Company's current capacity and capabilities, it subcontracts the work to other service providers. AAR intends to develop internally or acquire additional component repair capabilities to give it greater control over the delivery times and quality of its products, to enhance its ability to support its inventory management programs and to reduce the amount of repair work that the Company must subcontract to others.

    AAR also provides overhaul and parts supply services to industrial gas and steam turbine operators, including aero-derivative turbines and the heavier and larger turbines used in industrial power generation applications. These services include complete turbine rotor disassembly, repair and reassembly, the overhaul of individual components including necessary coating services, on-site field service work on the turbines, and the supply of replacement parts to the turbine operators. Customers include domestic and foreign public utilities, independent power producers, manufacturers of industrial turbine equipment and independent service providers.

MANUFACTURING

    The Company manufactures and repairs a wide array of containers, pallets and shelters in support of military and humanitarian rapid deployment activities. AAR makes over 35 models of containers to provide the military with better and quicker access to tools, supplies or other items. The Company's mobile shelters, some of which are pre-wired for electricity and telephone service and include heating and air conditioning systems, are designed to be shipped in one of the Company's containers and quickly assembled upon arrival into field offices and temporary shelters for personnel and equipment. All of these products are manufactured from lightweight, high-strength composite materials, some of which incorporate AAR's proprietary technology, which comply with the weight, strength, flammability and other technical requirements of AAR's customers. AAR uses similar materials to manufacture a variety of flooring and panel products for the aerospace/aviation and industrial markets.

    The Company's manufacturing activities also include the design, manufacture and installation of in-plane cargo loading and handling systems for commercial and military aircraft and helicopters. These systems are manufactured under FAA certificates held in some cases by AAR and in others by its customers. These cargo loading systems incorporate AAR-developed proprietary designs to increase cargo loading efficiency. Customers for the cargo loading systems include aircraft manufacturers, such as Lockheed and Douglas Aircraft, and cargo operators and maintenance and modification centers that convert older wide body passenger aircraft, such as the Boeing 747, Douglas DC-10, Airbus A300 and A310 and Lockheed L-1011, into cargo aircraft. AAR was recently selected by Federal Express Corporation to design and manufacture the cargo loading systems for its new fleet of Airbus A310-200 aircraft.

    AAR manufactures a line of specialized protective transport cases that are used to transport sensitive and calibrated tools and instruments, and vacuum storage containers that protect machinery and equipment during long-term storage. AAR also designs and manufactures a complete line of self-propelled floor sweepers and scrubbers for a variety of industrial and commercial uses, which it sells under the PowerBoss-Registered Trademark- name. These products include both ride-on and walk-behind lines, which may be powered by gasoline, diesel fuel or battery.

GOVERNMENT CONTRACTS

    Sales to the U.S. Government, its agencies and its contractors were approximately $92,362,000 (18.3% of total net sales), $82,708,000 (18.3% of total net sales) and $77,500,000 (19.0% of total net sales) in fiscal years 1996, 1995 and 1994, respectively. U.S. Government purchasers include numerous national and local procurement offices for the armed forces, NASA, the FAA and other agencies. Because government sales are subject to competitive bidding and government funding, no assurance can be given that such sales will continue at levels previously experienced. The majority of the Company's government contracts are for aviation products and services used for ongoing routine military logistic support activities, and the Company believes that these products and services are less likely to be affected by reductions in defense spending than are weapons systems and other high-technology, high-cost military projects. The Company's contracts with the U.S. Government and its agencies are typically firm agreements to provide aviation products and services at a fixed price and have a term of one year or less, frequently subject to extension for one or more additional periods of one year at the option of the contracting agency. Although these contracts are subject to termination at the election of the government, in the event of such a termination the Company would be entitled to recover from the government all allowable costs incurred by the Company through the date of termination.

COMPETITION

    The Company is a leading independent supplier of aviation services to the highly competitive worldwide aviation aftermarket. In its trading and overhaul activities, competition is based on quality, ability to provide a broad range of products and services, speed of delivery and price. Competitors in the parts supply business include, in addition to the original equipment manufacturers and commercial airlines, The AGES Group, Banner Aerospace, Inc., Aviation Sales Company and a number of smaller competitors throughout the world, but primarily in the U.S. and Europe. In addition, there are numerous small brokers and traders that generally sell from limited inventories and participate in niche markets. In certain of its leasing and commercial jet aircraft trading activities, the Company faces competition from financial institutions, syndicators, commercial and specialized leasing companies, leasing affiliates of aircraft and engine manufacturers, and other entities that provide financing.

    AAR's competitive advantages in the parts aftermarket include its size, longstanding market position, reputation for quality, breadth of overhaul capabilities and product knowledge. In addition to requirements imposed by government regulators, individual air carriers have established their own standards of condition and traceability for parts that they purchase, and AAR has developed a quality assurance program to insure that these customer-specific requirements are met. AAR's internal overhaul capabilities allow the Company to offer a broader array of products, and often to provide them in a more timely fashion, than competitors that only sell products furnished by others.

    AAR also competes with various repair and overhaul organizations, which include the service arms of original equipment manufacturers, the maintenance departments or divisions of large commercial airlines (some of which also offer maintenance services to third parties), and independent organizations, such as Chromalloy Gas Turbine Corp., UNC Inc. and the Aerospace division of The B.F. Goodrich Company.

    AAR's pallet, container and shelter manufacturing activities compete with several modest sized private companies, and its cargo systems competitors include a number of divisions of large corporations. The principal competitor of AAR's PowerBoss in the industrial floor cleaning machine market is Tennant Company.

    Although certain of the Company's competitors have substantially greater financial and other resources than the Company, the Company believes that it has maintained a satisfactory competitive position through its responsiveness to customer needs, its attention to quality and its unique combination of trading expertise, technical capabilities and financial strength.

GOVERNMENT REGULATION; STANDARDS

    The aerospace/aviation industry is highly regulated worldwide by the FAA, the Joint Airworthiness Authority, a consortium of European regulatory authorities (JAA), and various other foreign regulatory authorities. The FAA has developed a Voluntary Industry Distribution Accreditation Program for sellers of spare parts, under which AAR's trading businesses are accredited. The air carriers that purchase spare parts from the Company are closely regulated, as are the agencies (including the Company) that overhaul aircraft, aircraft engines or components. AAR believes that its quality system is the most comprehensive in the industry, and certain of its customers have adopted AAR's system in their own operations. Of its approximately 2,200 employees, AAR employs approximately 275 persons whose duties include the inspection, tracking, investigation and documentation preparation activities that enable AAR to comply with its quality standards.

EMPLOYEES

    At August 31, 1996, the Company employed approximately 2,200 persons worldwide, approximately 18% of whom were covered by collective bargaining agreements. The Company has not had a work stoppage for over ten years and believes its employee relations are good.

                                   PROPERTIES

    The Company has over 30 facilities (including sales offices) dedicated to its trading, overhaul and manufacturing activities in ten countries in North America, Europe and Asia. In 1996, the Company purchased and refurbished a 245,000 square foot facility in Wood Dale, Illinois to allow it to consolidate and replace several existing facilities and allow for future growth. The Company expects to complete its relocation to the new facility in January, 1997. This facility houses the Company's principal domestic trading and warehouse operations and serves as the Company's worldwide corporate headquarters. Additional warehouse facilities are leased in Hamburg and Hannover, Germany and Nantgarw, Wales for aviation parts distribution.

                                   MANAGEMENT

    Information concerning each director and executive officer of the Company is set forth below.

NAME                                                      AGE      POSITION
----------------------------------------------------      ---      -----------------------------------------------------
Ira A. Eichner......................................          65   Chairman of the Board
David P. Storch.....................................          44   Director, President and Chief Executive Officer
Howard A. Pulsifer..................................          54   Vice President, General Counsel and Secretary
Timothy J. Romenesko................................          39   Vice President, Chief Financial Officer and Treasurer
Phillip C. Slapke...................................          43   Vice President -- Engine Group
A. Robert Abboud....................................          67   Director
Howard B. Bernick...................................          44   Director
Edgar D. Jannotta...................................          65   Director
Robert D. Judson....................................          71   Director
Erwin E. Schulze....................................          71   Director
Joel D. Spungin.....................................          59   Director
Lee B. Stern........................................          70   Director
Richard D. Tabery...................................          68   Director

    Mr. Eichner, the founder of the Company, has been Chairman of the Board of the Company since 1973 and a director since it was founded in 1955, and was the Company's Chief Executive Officer from 1955 until October, 1996, when he retired from that position. Mr. Eichner is Mr. Storch's father-in-law.

    Mr. Storch was elected President of the Company in July, 1989 and Chief Executive Officer in 1996. He had been a Vice President of the Company since January, 1988. Mr. Storch joined the Company in 1979 and had been President of a major subsidiary since June, 1984. Mr. Storch has been a director of the Company since 1989. Mr. Storch is Mr. Eichner's son-in-law.

    Mr. Pulsifer joined the Company as General Counsel in August, 1987 and was elected a Vice President in October, 1989 and Secretary in May, 1990. He was previously with United Airlines, Inc. for 14 years, most recently as Senior Counsel.

    Mr. Romenesko was elected Vice President in January, 1994 and Chief Financial Officer and Treasurer in December, 1994. He had served as Controller of the Company from 1991 to 1995 and has been with the Company in various positions since 1981.

    Mr. Slapke was elected Vice President in July, 1994. He is also President of a major subsidiary, a position he has held since July, 1989. He has been with the Company in various positions since 1982.

    Mr. Abboud has been a director of the Company since 1987. Mr. Abboud is the President of A. Robert Abboud & Co., a private investment business. From April, 1988 to March, 1991, Mr. Abboud served as Chairman and Chief Executive Officer of First City Bancorporation of Texas, Inc., a bank holding company, which in November, 1992 consented to an involuntary bankruptcy petition. A plan of reorganization was confirmed by the bankruptcy court in May, 1995 and was completed in July, 1995. Mr. Abboud is also a member of the Board of Directors of Inland Steel Company, Hartmarx Corporation and Alberto-Culver Company.

    Mr. Bernick has been a director of the Company since 1994. Mr. Bernick is the President and Chief Executive Officer of Alberto-Culver Company, a manufacturer, marketer and distributor of personal care and household products. From 1988 to November, 1994 he was the President and Chief Operating Officer of Alberto-Culver Company. He is also a member of the Board of Directors of Alberto-Culver Company.

    Mr. Jannotta has been a director of the Company since 1964. Mr. Jannotta is a Senior Director of William Blair & Company, L.L.C., a representative of the Underwriters. From 1995 to 1996 he was a Senior Partner at William Blair & Company, L.L.C., and from 1977 to 1995 he was Managing Partner of William Blair & Company. He is also a member of the Board of Directors of Aon Corporation, Bandag, Incorporated, Unicom Corporation, Molex Incorporated, New York Stock Exchange, Inc., Oil-Dri Corporation of America and Safety-Kleen Corp.

    Mr. Judson has been a director of the Company since 1979. Mr. Judson has been a financial consultant since 1980, and prior to 1980 he was a Senior Vice President of The First National Bank of Chicago.

    Mr. Schulze has been a director of the Company since 1977. Mr. Schulze has been the Chairman of the Chicago Stock Exchange (formerly Midwest Stock Exchange) since April, 1990, and a private investor since January, 1991. From 1981 to 1991, he was Chairman, President and Chief Executive Officer of Ceco Industries, Inc., a manufacturer of building products and provider of concrete forming services for the construction industry. He is also a member of the Board of Directors of The Interlake Corporation.

    Mr. Spungin has been a director of the Company since 1992. Mr. Spungin is the Managing Partner of DMS Enterprises, L.P., a consulting and management advisory partnership. From 1988 to March, 1995, he was Chairman and Chief Executive Officer of United Stationers Inc., and since 1994 he has been Chairman Emeritus of United Stationers Inc. He is also a member of the Board of Directors of United Stationers Inc., Selfix Inc. and Ball Horticultural Company.

    Mr. Stern has been a director of the Company since 1982. Mr. Stern is the President of LBS Co. and the Managing Partner of LBS Limited Partnership, a member firm of the Chicago Board of Trade and Futures Commission Merchant. From 1967 to December, 1992, he was President and Chief Executive Officer of Lee B. Stern & Company, Ltd., a Futures Commission Merchant. Mr. Stern has been a member of the Chicago Board of Trade since 1949, a member of the Chicago Mercantile Exchange since 1963 and an owner-director of the Chicago White Sox since 1976. He is also a member of the Board of Directors of Anicom, Inc.

    Mr. Tabery has been a director of the Company since 1989. Mr. Tabery is the Chairman of HKS&A, Inc., an aviation consulting company and has been an aviation business consultant since December, 1993. From June, 1988 to November, 1993 he was Vice Chairman of the Company, and from 1957 to 1988, he held various positions with United Airlines, Inc., most recently Senior Vice President - Maintenance Operations.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 80,000,000 shares of Common Stock, $1.00 par value per share, and 250,000 shares of preferred stock, $1.00 par value per share.

COMMON STOCK

    As of December 31, 1996, there were 16,135,542 shares of Common Stock outstanding.

    Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities. Holders of Common

Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are fully paid and non-assessable.

    The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may designate and issue in the future.

PREFERRED STOCK

    The Company has authorized 250,000 shares of preferred stock, par value $1.00 per share, with such preferences and voting rights as the Board of Directors, without further approval by the stockholders, may determine by duly adopted resolution. See "Certain Charter and By-Law Provisions." No shares of preferred stock are currently outstanding.

CERTAIN CHARTER AND BY-LAW PROVISIONS

    GENERAL. The Company has implemented certain measures designed to enhance the Board of Directors' ability to protect stockholders against, among other things, unsolicited attempts to acquire a significant interest in the Company or to influence the Company's management (whether through open market purchases, tender offers or otherwise) that do not offer an adequate price to all stockholders or that the Board of Directors otherwise considers not in the best interests of the Company and its stockholders.

    Certain provisions in the Restated Certificate of Incorporation of the Company may have a significant impact on the stockholders' ability to change the composition of the incumbent Board of Directors or the ability of a substantial holder of the Common Stock to acquire control of, or to remove, the incumbent Board of Directors, and might discourage certain types of transactions that involve an actual or threatened change of control of the Company.

    The provisions of the Restated Certificate of Incorporation are intended to encourage persons seeking to acquire control of the Company to initiate such an acquisition through arm's-length negotiations with the Company's management and Board of Directors. These provisions could have the effect of discouraging a third party from making a tender offer to or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. At the same time, these provisions help ensure that the Board of Directors, if confronted by an unsolicited proposal from a third party who has recently acquired a block of Common Stock, will have sufficient time to review the proposal and alternatives to it and to seek better proposals for its stockholders, employees, suppliers, customers and others. These provisions are discussed below.

    INDEMNIFICATION. Pursuant to the provisions of the Delaware General Corporation Law (the "Delaware GCL"), the Company has adopted provisions in its Restated Certificate of Incorporation which require the Company to indemnify its officers and directors to the fullest extent permitted by law, and eliminate the personal liability of its directors to the Company or its stockholders for monetary damages for breach of their duty of due care except (i) for any breach of the duty of loyalty; (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law; (iii) for liability under Section 174 of the Delaware GCL (relating to certain unlawful dividends, stock repurchases or stock redemptions); or (iv) for any transaction from which the director derived any improper personal benefit. These provisions do not eliminate a director's duty of care. Moreover, the provisions do not apply to claims against a director for violation of certain laws, including Federal securities laws. The Company believes that these provisions assist the Company in attracting and retaining qualified individuals to serve as directors and officers.

    PREFERRED STOCK. The Company's Restated Certificate of Incorporation includes a provision which allows the Board of Directors, without stockholder approval, to issue up to 250,000 shares of preferred stock with voting, liquidation and conversion rights that could be superior to and adversely affect the voting power of holders of Common Stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company.

    CLASSIFIED BOARD OF DIRECTORS. The Company's Restated Certificate of Incorporation provides that the Board of Directors of the Company shall be divided into three classes of directors serving staggered three-year terms. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the Board of Directors in a relatively short period of time.

    VOTING RESTRICTION ON CERTAIN BUSINESS COMBINATIONS. An affirmative vote of the holders of at least 80% of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors is required with respect to the adoption or approval of certain business combinations, including mergers, consolidations, asset and securities sales, plans of liquidation or dissolution and certain reclassifications, involving any related party (as defined below).

    A related party is defined in the Company's Restated Certificate of Incorporation to mean the beneficial owner, directly or indirectly, of not less than 10% of the voting stock of the Company.

    The 80% affirmative voting requirement is not applicable to business combinations approved by (i) a majority of the Board of Directors of the Company prior to the acquisition by the related party of 10% of the then outstanding voting stock or (ii) a majority of those members of the Board of Directors who are not related party directors.

    SPECIAL STOCKHOLDERS' MEETINGS. The Restated Certificate of Incorporation and By-Laws allow only the Chairman of the Board of Directors or majority of the Board of Directors then in office to call a special meeting of the stockholders.

    NO ACTION BY STOCKHOLDER CONSENT. The Company's Restated Certificate of Incorporation prohibits action that is required or permitted to be taken at any annual or special meeting of stockholders of the Company from being taken by the written consent of stockholders without a meeting.

    SUPERMAJORITY VOTING. The classified Board, special meeting and stockholder consent, as well as certain other provisions, of the Restated Certificate of Incorporation may be altered, amended, or repealed only if the holders of 80% or more of the outstanding shares of voting stock entitled to vote in the election of directors vote in favor of such action. The By-laws of the Company may be amended, altered, changed or replaced by the affirmative vote of the holders of at least 80% or more of the outstanding shares of voting stock entitled to vote in the election of directors or by a majority of Board of Directors then in office.

DELAWARE ANTI-TAKEOVER LAW

    The Company is a Delaware corporation that is subject to Section 203 of the Delaware GCL ("Section 203"). Under Section 203 certain "business combinations" between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation not to be governed by Section 203 (the Company has not made such election), (ii) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination is approved by the board of directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock, together with the affiliates or associates of that stockholder.

                   DESCRIPTION OF SHAREHOLDER PURCHASE RIGHTS

    Pursuant to a shareholder rights plan adopted in 1987 and amended in 1989, each outstanding share of the Company's Common Stock carries with it a Common Stock Purchase Right to purchase one additional share at a price of $85 (subject to anti-dilution adjustments). The Rights become exercisable (and separate from the shares) when certain specified events occur, including the acquisition of 20% or more of the common stock by a person or group (an "Acquiring Person") or the commencement of a tender or exchange offer for 30% or more of the Common Stock.

    In the event that an Acquiring Person acquires 20% or more of the Common Stock, or if the Company is the surviving corporation in a merger involving an Acquiring Person, or if the Acquiring Person engages in certain types of self-dealing transactions, each Right entitles the holder to purchase for $85 (or the then current exercise price) shares of the Company's Common Stock having a market value of $170 (or two times the exercise price), subject to certain exceptions. Similarly, if the Company is acquired in a merger or other business combination or 50% or more of its assets or earning power is sold, each Right entitles the holder to purchase at the then current exercise price that number of shares of Common Stock of the surviving corporation having a market value of two times the exercise price. The Rights, which do not entitle the holder thereof to vote or to receive dividends, expire on August 6, 1997 and may be redeemed by the Company for $.01 per Right under certain circumstances.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co. and William Blair & Company, L.L.C. are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                                                      NUMBER OF
                                                                                                      SHARES OF
                                           UNDERWRITER                                              COMMON STOCK
-------------------------------------------------------------------------------------------------  ---------------
Goldman, Sachs & Co. ............................................................................
William Blair & Company, L.L.C...................................................................

                                                                                                   ---------------
  Total..........................................................................................        2,000,000
                                                                                                   ---------------
                                                                                                   ---------------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such
price less a concession of $    per share. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $    per share to certain
brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

    The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 300,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 2,000,000 shares of Common Stock offered.

    The Company has agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of this Prospectus, it will not offer, sell, contract to sell or otherwise dispose of, or file a registration statement under the Securities Act with respect to, any shares of Common Stock, any securities of the Company which are substantially similar to the Common Stock or which are convertible into or exchangeable for, or that represent the right to receive, Common Stock or securities which are substantially similar to the shares of Common Stock (other than pursuant to employee stock plans existing on the date of this Prospectus) without the prior written consent of the representatives of the Underwriters, except for the shares of Common Stock offered in connection with the offering made hereby.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    Edgar D. Jannotta, a Senior Director of William Blair & Company, L.L.C., serves as a member of the Company's Board of Directors. William Blair & Company, L.L.C. provides financial advisory services to the Company from time to time and receives compensation therefor.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock to be offered hereby will be passed upon for the Company by Schiff Hardin & Waite, Chicago, Illinois. Certain attorneys at Schiff Hardin & Waite who have performed services for the Company own an aggregate of 580 shares of Common Stock. Certain legal matters relating to the offering will be passed upon for the Underwriters by Sonnenschein Nath & Rosenthal, Chicago, Illinois.

                                    EXPERTS

    The Consolidated Financial Statements of AAR CORP. as of May 31, 1996 and 1995, and for each of the years in the three-year period ended May 31, 1996, included herein and elsewhere in the Registration Statement, have been included herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, as indicated in their report appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                                   AAR CORP.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
     (INFORMATION FOR SIX-MONTH PERIODS ENDED NOVEMBER 30, 1996 AND 1995 IS
                                   UNAUDITED)

                                                                                                                PAGE
                                                                                                                -----
Independent Auditors' Report...............................................................................         F-2

Consolidated Statements of Income for the years ended May 31, 1996, 1995 and 1994 and the six months ended
  November 30, 1996 and 1995...............................................................................         F-3

Consolidated Balance Sheets at May 31, 1996 and 1995 and November 30, 1996.................................         F-4

Consolidated Statements of Stockholders' Equity for the three years ended May 31, 1996.....................         F-5

Consolidated Statements of Cash Flows for the years ended May 31, 1996, 1995 and 1994 and the six months
  ended November 30, 1996 and 1995.........................................................................         F-6

Notes to the Consolidated Financial Statements.............................................................         F-7

                          INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS
  OF AAR CORP.:

    We have audited the accompanying consolidated balance sheets of AAR CORP. and subsidiaries as of May 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended May 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AAR CORP. and subsidiaries as of May 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 1996, in conformity with generally accepted accounting principles.

    As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" as of June 1, 1993.

                                                KPMG Peat Marwick LLP

Chicago, Illinois
June 28, 1996

                           AAR CORP. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                                 FOR THE SIX
                                                                                                 MONTHS ENDED
                                                              FOR THE YEAR ENDED MAY 31,         NOVEMBER 30,
                                                            -------------------------------  --------------------
                                                              1996       1995       1994       1996       1995
                                                            ---------  ---------  ---------  ---------  ---------
                                                                    (000S OMITTED EXCEPT PER SHARE DATA)
                                                                                                 (UNAUDITED)
Net sales.................................................  $ 504,990  $ 451,395  $ 407,754  $ 271,712  $ 230,854
                                                            ---------  ---------  ---------  ---------  ---------
Costs and operating expenses:
  Cost of sales...........................................    414,225    373,524    335,844    222,300    188,395
  Selling, general and administrative.....................     58,323     53,433     50,086     30,406     27,897
                                                            ---------  ---------  ---------  ---------  ---------
                                                              472,548    426,957    385,930    252,706    216,292
                                                            ---------  ---------  ---------  ---------  ---------
Operating income..........................................     32,442     24,438     21,824     19,006     14,562
Interest expense..........................................    (10,616)   (10,900)    (9,564)    (5,194)    (5,285)
Interest income...........................................        956      1,175      1,424        509        585
                                                            ---------  ---------  ---------  ---------  ---------
Income before provision for income taxes..................     22,782     14,713     13,684     14,321      9,862
Provision for income taxes................................      6,770      4,250      4,200      4,329      2,945
                                                            ---------  ---------  ---------  ---------  ---------
Income before cumulative effects of changes in
  accounting principles...................................     16,012     10,463      9,484      9,992      6,917
    Cumulative effects of changes in accounting
      principles:
      Income taxes........................................     --         --            900     --         --
      Postretirement health care benefits, net of tax.....     --         --           (890)    --         --
                                                            ---------  ---------  ---------  ---------  ---------
Net income................................................  $  16,012  $  10,463  $   9,494  $   9,992  $   6,917
                                                            ---------  ---------  ---------  ---------  ---------
                                                            ---------  ---------  ---------  ---------  ---------
Net income per share of common stock:
  Income before cumulative effects of changes in
    accounting principles.................................  $    1.00  $     .66  $     .60  $     .62  $     .43
  Cumulative effects of changes in accounting
    principles:
    Income taxes..........................................     --         --            .06     --         --
    Postretirement health care benefits, net of tax.......     --         --           (.06)    --         --
                                                            ---------  ---------  ---------  ---------  ---------
Net income................................................  $    1.00  $     .66  $     .60  $     .62  $     .43
                                                            ---------  ---------  ---------  ---------  ---------
                                                            ---------  ---------  ---------  ---------  ---------

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                           AAR CORP. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                                    MAY 31,          NOVEMBER 30,
                                                                              --------------------  --------------
                                                                                1996       1995          1996
                                                                              ---------  ---------  --------------
                                                                                         (000S OMITTED)
                                                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................................  $  33,606  $  22,487    $   19,574
  Accounts receivable, less allowances of $2,490, $2,400 and $2,185,
    respectively............................................................    107,138    110,420       120,033
  Inventories...............................................................    138,200    139,407       162,360
  Equipment on or available for short-term lease............................     36,884     30,921        28,952
  Deferred tax assets, deposits and other...................................     22,184     18,397        22,645
                                                                              ---------  ---------  --------------
      Total current assets..................................................    338,012    321,632       353,564
                                                                              ---------  ---------  --------------
Property, plant and equipment, at cost:
  Land......................................................................      3,095      3,101         5,204
  Buildings and improvements................................................     36,748     36,227        49,161
  Equipment, furniture and fixtures.........................................     89,647     88,872        86,475
                                                                              ---------  ---------  --------------
                                                                                129,490    128,200
Accumulated depreciation....................................................    (74,659)   (71,604)      (71,789)
                                                                              ---------  ---------  --------------
                                                                                 54,831     56,596        69,051
                                                                              ---------  ---------  --------------
Other assets:
  Investment in leveraged leases............................................     30,905     31,952        29,495
  Cost in excess of underlying net assets
    of acquired companies...................................................      5,842      6,101         5,774
  Retirement benefits, notes receivable and other...........................      8,256      9,533        10,666
                                                                              ---------  ---------  --------------
                                                                                 45,003     47,586        45,934
                                                                              ---------  ---------  --------------
                                                                              $ 437,846  $ 425,814    $  468,550
                                                                              ---------  ---------  --------------
                                                                              ---------  ---------  --------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................................  $   1,474  $   1,632    $    1,507
  Accounts payable..........................................................     59,005     51,393        75,464
  Accrued liabilities.......................................................     14,356     15,977        10,226
  Accrued taxes on income...................................................      4,550      4,138         6,624
                                                                              ---------  ---------  --------------
      Total current liabilities.............................................     79,385     73,140        93,821
                                                                              ---------  ---------  --------------
Long-term debt, less current maturities.....................................    118,292    119,766       117,506
Deferred tax liabilities....................................................     30,680     30,660        30,158
Other liabilities, less discount of $1,102..................................     --         --             9,898
Retirement benefit obligation and deferred credits..........................      4,854      5,129         4,854
                                                                              ---------  ---------  --------------
                                                                                153,826    155,555       162,415
                                                                              ---------  ---------  --------------
Stockholders' equity:
  Preferred stock, $1.00 par value, authorized 250 shares; none issued......     --         --            --
  Common stock, $1.00 par value, authorized 80,000 shares; issued 16,404,
    16,284 and 16,770 shares, respectively..................................     16,404     16,284        16,770
  Capital surplus...........................................................     83,975     82,132        90,552
  Retained earnings.........................................................    110,645    102,309       116,783
  Treasury stock, 406, 323 and 639 shares at cost, respectively.............     (5,285)    (3,733)      (10,846)
  Cumulative translation adjustments........................................     (1,104)     1,497          (946)
  Minimum pension liability.................................................     --         (1,370)       --
                                                                              ---------  ---------  --------------
                                                                                204,635    197,119       212,313
                                                                              ---------  ---------  --------------
                                                                              $ 437,846  $ 425,814    $  468,550
                                                                              ---------  ---------  --------------
                                                                              ---------  ---------  --------------

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                           AAR CORP. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     FOR THE THREE YEARS ENDED MAY 31, 1996

                                                                                                                           MINIMUM
                                                 COMMON STOCK     TREASURY STOCK                           CUMULATIVE      PENSION
                                               -----------------  ---------------   CAPITAL    RETAINED    TRANSLATION    LIABILITY
                                               SHARES    AMOUNT   SHARES  AMOUNT    SURPLUS    EARNINGS    ADJUSTMENTS   ADJUSTMENTS
                                               -------  --------  ----  ---------   --------  ----------   -----------   -----------
                                                                                  (000S OMITTED)
Balance, May 31, 1993........................  16,205   $16,205   304   $ (3,490)   $81,172   $  97,637      $ (2,308)     $ --
  Net income.................................    --       --      --       --         --          9,494        --            --
  Cash dividends ($.48 per
    share)...................................    --       --      --       --         --         (7,635)       --            --
  Treasury stock purchased...................    --       --        5        (66)     --         --            --            --
  Exercise of stock options
    and stock awards.........................      10        10   --       --           124      --            --            --
  Adjustment for net translation
    loss.....................................    --       --      --       --         --         --              (655)       --
  Minimum pension liability..................    --       --      --       --         --         --            --            (1,000)
                                               -------  --------  ----  ---------   --------  ----------   -----------   -----------
Balance, May 31, 1994........................  16,215   $16,215   309   $ (3,556)   $81,296   $  99,496      $ (2,963)     $ (1,000)
  Net income.................................    --       --      --       --         --         10,463        --            --
  Cash dividends ($.48 per share)............    --       --      --       --         --         (7,650)       --            --
  Treasury stock purchased...................    --       --       14       (177)     --         --            --            --
  Exercise of stock options and stock
    awards...................................      69        69   --       --           836      --            --            --
  Adjustment for net translation gain........    --       --      --       --         --         --             4,460        --
  Minimum pension liability..................    --       --      --       --         --         --            --              (370)
                                               -------  --------  ----  ---------   --------  ----------   -----------   -----------
Balance, May 31, 1995........................  16,284   $16,284   323   $ (3,733)   $82,132   $ 102,309      $  1,497      $ (1,370)
  Net income.................................    --       --      --       --         --         16,012        --            --
  Cash dividends ($.48 per share)............    --       --      --       --         --         (7,676)       --            --
  Treasury stock purchased...................    --       --       83     (1,552)     --         --            --            --
  Exercise of stock options and stock
    awards...................................     120       120   --       --         1,843      --            --            --
  Adjustment for net translation loss........    --       --      --       --         --         --            (2,601)       --
  Minimum pension liability..................    --       --      --       --         --         --            --             1,370
                                               -------  --------  ----  ---------   --------  ----------   -----------   -----------
Balance, May 31, 1996........................  16,404   $16,404   406   $ (5,285)   $83,975   $ 110,645      $ (1,104)     $ --
                                               -------  --------  ----  ---------   --------  ----------   -----------   -----------
                                               -------  --------  ----  ---------   --------  ----------   -----------   -----------

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                           AAR CORP. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               SIX MONTHS ENDED
                                                                 FOR THE YEAR ENDED MAY 31,      NOVEMBER 30,
                                                                ----------------------------  ------------------
                                                                  1996      1995      1994      1996      1995
                                                                --------  --------  --------  --------  --------
                                                                                 (000S OMITTED)  (UNAUDITED)
Cash flows from operating activities:
  Net income..................................................  $ 16,012  $ 10,463  $  9,494  $  9,992  $  6,917
  Adjustments to reconcile net income to net cash provided
    from operating activities:
      Depreciation and amortization...........................    10,115    10,328     9,928     5,634     5,067
      Cumulative effect of changes in accounting principles:
        Income tax benefit....................................     --        --         (900)    --        --
        Postretirement health care benefits expense...........     --        --          890     --        --
      Leveraged lease repricing...............................     --        --       (2,017)    --        --
      Change in certain assets and liabilities:
        Accounts receivable, net..............................     2,584   (23,375)  (17,295)  (12,878)    2,433
        Inventories, net......................................      (124)    2,717   (11,022)  (24,150)   (2,285)
        Equipment on or available for short-term lease........    (6,247)    4,410     8,404     7,943    (2,125)
        Deferred tax assets, deposits and other...............    (4,818)    9,790   (10,968)     (526)     (787)
        Accounts payable......................................     7,901     1,208    17,081    16,433    (4,137)
        Accrued liabilities and taxes on income...............     1,859     2,375     3,077    (1,233)     (631)
        Deferred tax liabilities and other deferred credits...    (2,522)   (2,661)       25     --        --
        Other liabilities.....................................     --        --        --        9,898     --
                                                                --------  --------  --------  --------  --------
    Net cash provided from operating activities...............    24,760    15,255     6,697    11,113     4,452
                                                                --------  --------  --------  --------  --------
Cash flows from investing activities:
  Property, plant and equipment expenditures, net.............    (7,547)   (9,073)   (5,984)  (18,993)   (3,241)
  Investment in leveraged leases..............................     1,047       666      (391)    1,410       674
  Notes receivable and other, net.............................     1,872      (939)   (1,820)   (3,105)    3,232
                                                                --------  --------  --------  --------  --------
    Net cash provided from (used in) investing activities.....    (4,628)   (9,346)   (8,195)  (20,688)      665
                                                                --------  --------  --------  --------  --------
Cash flows from financing activities:
  Gross proceeds from issuance of long-term notes payable.....     --        6,186    50,000     --        --
  Repayment of bank loans with proceeds from issuance of long-
    term notes payable........................................     --        --      (28,200)    --        --
  Change in other borrowings, net.............................    (1,632)   (1,085)    3,174      (753)     (896)
  Cash dividends..............................................    (7,676)   (7,650)   (7,635)   (3,854)   (3,830)
  Purchases of treasury stock.................................    (1,552)     (177)      (66)   (5,561)     (587)
  Proceeds from exercise of stock options and other...........     1,963       905       134     5,629       441
                                                                --------  --------  --------  --------  --------
    Net cash provided from (used in) financing activities.....    (8,897)   (1,821)   17,407    (4,539)   (4,872)
                                                                --------  --------  --------  --------  --------
Effect of exchange rate changes on cash.......................      (116)      325       (90)       82       228
                                                                --------  --------  --------  --------  --------
Increase (decrease) in cash and cash equivalents..............    11,119     4,413    15,819   (14,032)      473
Cash and cash equivalents, beginning of period................    22,487    18,074     2,255    33,606    22,487
                                                                --------  --------  --------  --------  --------
Cash and cash equivalents, end of period......................  $ 33,606  $ 22,487  $ 18,074  $ 19,574  $ 22,960
                                                                --------  --------  --------  --------  --------
                                                                --------  --------  --------  --------  --------

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                           AAR CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              (IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    DESCRIPTION OF BUSINESS

    AAR CORP. supplies a variety of products and services to the aerospace/aviation industry in the U.S. and abroad. Products and services are sold primarily to commercial domestic and foreign airlines, business aircraft operators, aviation original equipment manufacturers, aircraft leasing companies, domestic and foreign military organizations and independent aviation support companies.

    PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of intercompany accounts and transactions.

    REVENUE RECOGNITION

    Sales and related cost of sales are recognized primarily upon shipment of products and performance of services. Sales and related cost of sales on long-term contracts are recognized as units are delivered, determined by the percentage of completion method based on the relationship of costs incurred to date to estimated total costs under the respective contracts. Lease revenue is recognized as earned.

    ACCOUNTING CHANGES

    Effective June 1, 1993 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes." Prior years' results were not restated. The cumulative effect of the accounting change was a tax benefit of $900 ($.06 per share) recorded in the three-month period ended August 31, 1993. The adoption of SFAS No. 109 changes the Company's method of accounting for income taxes from the deferred method of Accounting Principles Board Opinion ("APB") No. 11 to the asset and liability method of accounting.

    Effective June 1, 1993 the Company adopted SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other than Pensions." Prior years' results were not restated. SFAS No. 106 requires that the projected future cost of nonpension postretirement benefits be recognized as an expense as employees render services instead of when claims are incurred, as the Company had done in the past. Upon adoption, the Company elected, as permitted under SFAS No. 106, to record a one-time transition obligation of $1,350 ($890 after tax or $.06 per share) which represents that portion of future retiree benefit costs related to service already rendered by both active and retired employees up to the date of adoption. The initial accumulated postretirement benefit obligation of $1,350 primarily represented health and life insurance benefits for certain current employees and retirees.

    In fiscal 1995 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 112 "Employers' Accounting for Postemployment Benefits." Prior years' results were not restated. This standard requires an accrual method of recognizing the costs of providing postemployment benefits relating to employee severance, disability, health and life insurance. Since the Company either does not provide such benefits or accounted for those benefits provided on an accrual basis, the cumulative after-tax charge of accruing the cost of benefits under this statement was not significant to the results of operations in fiscal 1995.

                           AAR CORP. AND SUBSIDIARIES

              (IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (CONTINUED)
    NEW ACCOUNTING STANDARDS

    The Financial Accounting Standards Board issued SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed
Of " in March 1995 and SFAS No. 123 "Accounting for Stock-Based Compensation" in October 1995. The requirements of SFAS No. 121 are that a company review for impairment long-lived assets and certain identifiable intangibles held or to be disposed of by an entity when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable as defined by the standard. Under SFAS No. 123, the Company is encouraged, but not required, to adopt a fair value-based method of accounting for stock-based employee compensation plans. This method measures compensation cost based on the fair value of the stock-based award and recognizes that cost over the employee's service period. Entities may elect to adopt the method recommended under this standard or to continue to account for these types of compensation plans under the current accounting standard, APB No. 25 "Accounting for Stock Issued to Employees" with additional disclosures. The Company is required to adopt these new standards in its fiscal year ending May 31, 1997 and does not expect the adoption of these statements to have a material impact on the Company's financial condition and results of operations.

    CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents. At May 31, 1996 and 1995, cash equivalents of approximately $25,504 and $19,129, respectively, held by the Company represent investments in funds holding high-quality commercial paper, Eurodollars and U.S. Government agency-issued securities. The carrying amount of cash equivalents approximates fair value at May 31, 1996 and 1995, respectively.

    FOREIGN CURRENCY

    Gains and losses on foreign currency translation and foreign exchange contracts are determined in accordance with the method of accounting prescribed by SFAS No. 52. All balance sheet accounts of foreign and certain domestic subsidiaries transacting business in currencies other than the Company's functional currency are translated at year-end or historical exchange rates. Revenues and expenses are translated at average exchange rates during the year. Translation adjustments are excluded from the results of operations and are recorded in Stockholders' equity as Cumulative translation adjustments.

    The Company from time to time uses forward exchange contracts or options to hedge its loss exposure from the translation of foreign subsidiaries' results of operations from functional currencies into U.S. dollars. Forward exchange contracts or options losses are included in results of operations in the period the loss is determinable. Gains are recorded when realized upon contract settlement. At May 31, 1996 and during fiscal 1996 and 1995 there were no forward exchange contracts or options outstanding. Foreign and certain domestic subsidiaries incur transaction gains and losses upon settlement of obligations in currencies other than their functional currency. The aggregate net transaction gains (losses), including those related to forward exchange contracts, reported in results of operations were $239, $45, and $(32) for fiscal 1996, 1995 and 1994, respectively.

    FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF MARKET OR CREDIT RISK

    Financial instruments that potentially subject the Company to concentrations of market or credit risk consist principally of forward exchange contracts or options and trade receivables. The forward

                           AAR CORP. AND SUBSIDIARIES

              (IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) exchange contracts previously discussed subject the Company to market risk from exchange rate movements. Accordingly, the Company recognizes losses in the period such losses are determinable. While the Company's trade receivables are diverse based on the number of entities and geographic locations, the majority are concentrated in the aerospace/aviation industry. The Company performs evaluations of customers' financial condition prior to extending credit privileges and performs ongoing credit evaluations of payment experience, current financial condition and risk analysis. The Company typically requires collateral in the form of security interest in assets, letters of credit, obligation guarantees from financial institutions, or sells its receivables, usually on a nonrecourse basis, for transactions other than normal trade terms.

    SFAS No. 107 "Disclosures About Fair Value of Financial Instruments" requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable and accrued liabilities are reflected in the financial statements at fair value because of the short-term maturity of these instruments. Noncurrent notes receivable and long-term debt bearing a variable interest rate are reflected in the financial statements at fair value. Those bearing a fixed interest rate have fair values based on estimates using discounted future cash flows at an assumed discount rate for borrowing currently prevailing in the marketplace for similar instruments.

    Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

    INVENTORIES

    Inventories are priced at the lower of cost or market. Cost is determined by either the specific identification, average cost or first-in, first-out method. Inventoried costs relating to long-term contracts and programs are stated at the actual production costs, including factory burden and initial tooling, incurred to date, reduced by amounts identified with revenue recognized on units delivered. Progress billings under government contracts are based on an allowable percentage of the cost of material received and labor and factory burden incurred.

    The following is a summary of inventories at:

                                                              MAY 31,            NOVEMBER 30,
                                                      ------------------------  --------------
                                                         1996         1995           1996
                                                      -----------  -----------  --------------
                                                                                 (UNAUDITED)
Raw materials and parts.............................  $    33,978  $    29,590   $     34,063
Work-in-process.....................................       12,179       11,891         14,495
Purchased aircraft, parts, engines and components
  held for sale.....................................       90,438       98,254        112,461
Finished goods......................................        1,605        1,734          1,341
                                                      -----------  -----------  --------------
                                                          138,200      141,469        162,360
Progress billings on long-term contracts and
  programs..........................................      --            (2,062)       --
                                                      -----------  -----------  --------------
                                                      $   138,200  $   139,407   $    162,360
                                                      -----------  -----------  --------------
                                                      -----------  -----------  --------------

                           AAR CORP. AND SUBSIDIARIES

              (IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (CONTINUED)
    EQUIPMENT UNDER OPERATING LEASES

    Lease revenue is recognized as earned. The cost of the asset under lease is original purchase price plus overhaul costs. Depreciation of the cost is computed on a straight-line method over the estimated service life of the equipment and maintenance costs are expensed as incurred. The balance sheet classification is based on the lease term with fixed term leases under twelve months classified as short-term and all others classified as long-term.

    Equipment on short-term lease consists of aircraft engines and parts on or available for lease to satisfy immediate short-term customer requirements. The leases are renewable with fixed terms, which generally vary from one to six months.

    PROPERTY, PLANT AND EQUIPMENT

    Depreciation is computed on the straight-line method over useful lives of 10-40 years for buildings and improvements and 3-10 years for equipment, furniture and fixtures. Leasehold improvements are amortized over the estimated useful life or the term of the applicable lease.

    Repairs and maintenance expenditures are expensed as incurred. Upon sale or disposal, cost and accumulated depreciation are removed from the accounts and related gains and losses included in results of operations.

    LEVERAGED LEASES

    The Company acts as an equity participant in leveraged lease transactions. The equipment cost in excess of equity contribution is furnished by third-party financing in the form of secured debt. Under the lease agreements, the third parties have no recourse against the Company for nonpayment of the obligations. The third-party debt is collateralized by the lessees' rental obligations and the leased equipment. The Company has ownership rights to the leased assets and is entitled to the investment tax credits, and benefits of tax deductions for depreciation on the leased assets and for interest on the secured debt financing.

    COST IN EXCESS OF UNDERLYING NET ASSETS OF ACQUIRED COMPANIES

    The cost in excess of underlying net assets of companies acquired is being amortized over a period of forty years. Amortization was $230 in fiscal 1996 and 1995 and $240 in fiscal 1994. Accumulated amortization is $3,385, $3,155 and $2,950 at May 31, 1996, 1995 and 1994, respectively.

    INCOME TAXES

    Income taxes are determined in accordance with the method of accounting prescribed by SFAS No. 109.

    Federal income taxes are not provided on the undistributed earnings of certain foreign subsidiaries (approximately $8,000 and $15,200 at May 31, 1996 and 1995, respectively), as it is the Company's intention to reinvest a portion of these earnings indefinitely in the foreign operations. From time to time, as the earnings are treated as taxable in the U.S., the related tax expense would be offset substantially by foreign tax credits. Foreign income taxes are provided at the local statutory rates and reflect estimated taxes payable.

                           AAR CORP. AND SUBSIDIARIES

              (IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (CONTINUED)
    The benefits of investment tax credits are recognized for book purposes under the deferral method of accounting for leveraged leases. The investment tax credits are recognized in the year earned for income tax purposes.

    STATEMENTS OF CASH FLOWS

    Supplemental information on cash flows follows:

                                                                           FOR THE SIX MONTHS
                                                                                 ENDED
                                           FOR THE YEAR ENDED MAY 31,         NOVEMBER 30,
                                         -------------------------------  --------------------
                                           1996       1995       1994       1996       1995
                                         ---------  ---------  ---------  ---------  ---------
                                                                              (UNAUDITED)
Interest paid..........................  $  10,500  $  10,700  $   8,800  $   5,150  $   5,200
Income taxes paid......................      5,300      3,900      3,300      2,525      2,600
Income tax refunds and interest
  received.............................        900        330        500        125         70

    USE OF ESTIMATES

    Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

    RECLASSIFICATIONS

    Certain reclassifications have been made in the fiscal 1995 and 1994 financial statements to conform to the fiscal 1996 presentation.

2. FINANCING ARRANGEMENTS

    Bank loans consisted of:

                                                                         MAY 31,
                                                               ---------------------------
                                                                1996      1995      1994
                                                               -------   -------   -------
    Unsecured bank loans.....................................  $ --      $ --      $ --
    Current maturities of long-term debt.....................    1,474     1,632       568
                                                               -------   -------   -------
                                                               $ 1,474   $ 1,632   $   568
                                                               -------   -------   -------
                                                               -------   -------   -------

    Short-term borrowing activity was as follows:

                                                                   FOR THE YEAR ENDED MAY 31,
                                                                  -----------------------------
                                                                   1996       1995       1994
                                                                  -------    -------    -------
    Maximum amount borrowed....................................   $ 4,900    $21,200    $33,500
    Average daily borrowings...................................       437      7,553     12,300
    Average interest rate during the year......................       5.5%       6.2%       3.7%
                                                                  -------    -------    -------
                                                                  -------    -------    -------

                           AAR CORP. AND SUBSIDIARIES

              (IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)

2. FINANCING ARRANGEMENTS  -- (CONTINUED)
    At May 31, 1996, aggregate unsecured bank credit arrangements were $132,977. Of this amount, $66,000 was available under credit lines with domestic banks, $60,000 was available under revolving credit and term loan agreements with domestic banks and $6,977 was available under credit agreements with foreign banks. All domestic and foreign credit lines were unused at May 31, 1996. There are no compensating balance requirements in connection with domestic or foreign lines of credit. Borrowings under domestic bank lines bear interest at or below the corporate base rate.

    The Company may borrow a maximum of $60,000 ($30,000 available through August 31, 1996 and an additional $30,000 available through October 15, 1996) under revolving credit and term loan agreements with domestic banks. Revolving credit borrowings may, at the Company's option, be converted to term loans payable in equal quarterly installments over five years. Interest is based on corporate base rate or quoted Eurodollar or multicurrency rates during the revolving credit period, and 1/2% over corporate base rate or quoted Eurodollar rate thereafter. There were no borrowings under these agreements outstanding at May 31, 1996. There are no compensating balance requirements on any of the committed lines but the Company is required to pay a commitment fee. There are no restrictions on the withdrawal or use of these funds.

    Long-term debt was as follows:

                                                                         MAY 31,
                                                                   -------------------
                                                                     1996       1995
                                                                   --------   --------
Notes payable due November 1, 2001 with interest of 9.5% payable
 semi-annually on May 1 and November 1...........................  $ 65,000   $ 65,000
Notes payable due October 15, 2003 with interest
  of 7.25% payable semi-annually on April 15 and October 15......    50,000     50,000
Installment note due June, 1999 bearing interest at 5% per annum, compounded monthly, payable in equal monthly payments of
  principal and interest.........................................     4,383      5,669
Industrial revenue bonds due in installments to 2002 with
  weighted average interest of approximately 7.86% at May 31,
  1996 (secured by trust indentures on property, plant and
  equipment).....................................................       383        729
                                                                   --------   --------
                                                                    119,766    121,398
Current maturities...............................................    (1,474)    (1,632)
                                                                   --------   --------
                                                                   $118,292   $119,766
                                                                   --------   --------
                                                                   --------   --------

    The Company is subject to a number of covenants under the revolving credit and term loan agreements, including restrictions which relate to the payment of cash dividends, maintenance of minimum net working capital and tangible net worth levels, sales of assets, additional financing, purchase of the Company's shares and other matters. The Company is in compliance with all restrictive financial provisions of the agreements. At May 31, 1996, unrestricted consolidated retained earnings available for payment of dividends and purchase of the Company's shares was approximately $15,772. Effective June 1, 1996, unrestricted consolidated retained earnings increased to $23,778 due to inclusion of 50% of the consolidated net income of the Company for fiscal 1996.

                           AAR CORP. AND SUBSIDIARIES

              (IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)

2. FINANCING ARRANGEMENTS  -- (CONTINUED)
    The aggregate amount of long-term debt maturing during each of the next five fiscal years is $1,474 in 1997, $1,474 in 1998, $1,545 in 1999, $184 in 2000 and
$57 in 2001. The fair value of the Company's long-term debt approximates carrying value.

3. INCOME TAXES

    The provision for income taxes included the following components:

                                                        FOR THE YEAR ENDED MAY 31,
                                                       -----------------------------
                                                        1996       1995       1994
                                                       -------    -------    -------
Current
  Federal............................................  $ 4,215    $ 2,255    $   100
  Foreign............................................      895        625        530
  State, net of refunds..............................      800        780        470
                                                       -------    -------    -------
                                                       $ 5,910    $ 3,660    $ 1,100
                                                       -------    -------    -------
Deferred.............................................      860        590      3,100
                                                       -------    -------    -------
                                                       $ 6,770    $ 4,250    $ 4,200
                                                       -------    -------    -------
                                                       -------    -------    -------

    The deferred tax provisions result primarily from differences between book and tax income arising from depreciation and leveraged leases. Refundable income taxes included within Deferred tax assets, deposits and other, principally represent refunds of Federal income taxes resulting from additional tax benefits generated from export sales and foreign tax credits carried back to prior years. Interest income relating to refundable income taxes was $371 and $576 for fiscal 1995 and 1994, respectively.

                           AAR CORP. AND SUBSIDIARIES

              (IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)

3. INCOME TAXES  -- (CONTINUED)
    Deferred tax liabilities and assets result primarily from the differences in the timing of the recognition for transactions between book and income tax purposes and consist of the following components:

                                                                               MAY 31,
                                                                         -------------------
                                                                           1996       1995
                                                                         --------   --------
Deferred tax liabilities:
  Depreciation.........................................................  $  7,390   $  8,500
  Leveraged leases.....................................................    25,060     27,590
  Other................................................................       950        910
                                                                         --------   --------
  Total deferred tax liabilities.......................................  $ 33,400   $ 37,000
                                                                         --------   --------
                                                                         --------   --------

Deferred tax assets-current:
  Inventory costs......................................................  $  5,080   $  5,680
  Employee benefits....................................................       190        420
  Doubtful account allowance...........................................       620        800
  Other................................................................       480        310
                                                                         --------   --------
  Total deferred tax assets-current....................................  $  6,370   $  7,210
                                                                         --------   --------
Deferred tax assets-noncurrent:
  Postretirement benefits..............................................  $    560   $  1,120
  Restructuring expenses...............................................     --           640
  Alternative minimum tax credits......................................     2,160      4,580
                                                                         --------   --------
  Total deferred tax assets-noncurrent.................................     2,720      6,340
                                                                         --------   --------
  Total deferred tax assets............................................  $  9,090   $ 13,550
                                                                         --------   --------
                                                                         --------   --------

    The Company has determined, more likely than not, that a valuation allowance is not required, based upon the Company's history of prior operating earnings, its expectations for continued future earnings and the scheduled reversal of deferred tax liabilities, primarily related to leveraged leases, which exceed the amount of the deferred tax assets.

    The provision for income taxes differs from the amount computed by applying the U.S. statutory Federal income tax rate of 35% for fiscal 1996 and 34% for fiscal 1995 and 1994 for the following reasons:

                                                                       FOR THE YEAR ENDED MAY 31,
                                                                      ----------------------------
                                                                       1996      1995       1994
                                                                      -------   -------   --------
Provision for income taxes at the Federal statutory rate............  $ 7,970   $ 5,000    $ 4,660
  Tax benefits on exempt earnings from export sales.................   (1,600)   (1,350)      (930)
  State income taxes, net of Federal benefit and refunds............      520       330        250
  Amortization of goodwill..........................................       90        90        100
  Differences between foreign tax rates and the U.S. Federal
    statutory rate..................................................      100       330         80
  Other, net........................................................     (310)     (150)        40
                                                                      -------   -------   --------
Provision for income taxes as reported..............................  $ 6,770   $ 4,250    $ 4,200
                                                                      -------   -------   --------
                                                                      -------   -------   --------
Effective income tax rate...........................................    29.7%     28.9%      30.7%
                                                                      -------   -------   --------
                                                                      -------   -------   --------

                           AAR CORP. AND SUBSIDIARIES

              (IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)

3. INCOME TAXES  -- (CONTINUED)
    Pretax income from foreign subsidiaries was approximately $2,100, $600 and $1,300 at May 31, 1996, 1995 and 1994, respectively. Total foreign income taxes provided were in excess of total local statutory rates in fiscal 1995 and 1994 due to net operating losses of certain subsidiaries not deductible for tax purposes.

4. COMMON STOCK AND STOCK OPTION PLANS

    A summary of changes in stock options granted to officers, key employees and nonemployee directors under stock option plans for the three years ended May 31, 1996 follows:

                                                                      NUMBER OF     OPTION PRICE
                                                                       SHARES        PER SHARE
                                                                      ---------   ----------------
Outstanding, May 31, 1993 (184 exercisable).........................       644    $10.00 to $35.13
Granted.............................................................       161     13.25 to  15.00
Exercised...........................................................       (3)     10.00 to  13.63
Surrendered/expired/cancelled.......................................      (71)     10.00 to  17.88
Outstanding, May 31, 1994 (236 exercisable).........................       731     10.00 to  35.13
Granted.............................................................       250     12.63 to  13.75
Exercised...........................................................      (11)     10.00 to  12.13
Surrendered/expired/cancelled.......................................      (38)     10.00 to  24.88
Outstanding, May 31, 1995 (362 exercisable).........................       932     10.00 to  35.13
Granted.............................................................       293     16.88 to  23.13
Exercised...........................................................      (50)     10.00 to  15.00
Surrendered/expired/cancelled.......................................      (41)     10.00 to  17.50
Outstanding, May 31, 1996 (496 exercisable).........................     1,134     10.00 to  35.13

    The options are granted at prices equal to the closing market price on the date of grant, become exercisable at such times as may be specified by the Board of Directors or as otherwise provided by the applicable stock option plan and expire five to ten years from date of grant. Upon exercise of stock options, the excess of the proceeds over par value, or cost in the case of Treasury stock, is credited to Capital surplus in the Consolidated Balance Sheets.

    The AAR CORP. Stock Benefit Plan also provides for the grant of restricted stock awards. Restrictions are released at the end of applicable restricted periods. The number of shares and the restricted period, which varies from two to ten years, are determined by the Compensation Committee of the Board of Directors. The market value of the award on the date of grant is recorded as a deferred expense, Common stock and Capital surplus. The deferred expense is included in results of operations over the restricted term. The expense relating to outstanding restricted stock awards was $516, $266 and $538 in fiscal 1996, 1995 and 1994, respectively.

    The AAR CORP. Employee Stock Purchase Plan is open to all employees of the Company (other than officers, directors or participants in other stock option plans of the Company) with six months of service. The plan permits employees to purchase common stock in periodic offerings at the lesser of the fair market value on date of offering or 85% of the fair market value on the date of exercise. A participating employee pays for shares by payroll deduction over a two-year period. Upon completion of the purchase, the excess of the proceeds over the par value (or cost in the case of treasury stock) is credited to Capital surplus.

                           AAR CORP. AND SUBSIDIARIES

              (IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)

4. COMMON STOCK AND STOCK OPTION PLANS  -- (CONTINUED)
    The number of options and awards outstanding and available for grant or issuance for each of the Company's stock plans is as follows:

                                                                                    MAY 31, 1996
                                                                       ---------------------------------------
                                                                        OUTSTANDING     AVAILABLE      TOTAL
                                                                       -------------  -------------  ---------
Stock Benefit Plan (officers, directors and key employees)...........        1,275             99        1,374
Employee Stock Purchase Plan.........................................           15            118          133

    Pursuant to a shareholder rights plan adopted in 1987 and amended in 1989, each outstanding share of the Company's Common Stock carries with it a Right to purchase one additional share at a price of $85 (subject to anti-dilution adjustments). The Rights become exercisable (and separate from the shares) when certain specified events occur, including the acquisition of 20% or more of the common stock by a person or group (an "Acquiring Person") or the commencement of a tender or exchange offer for 30% or more of the Common Stock.

    In the event that an Acquiring Person acquires 20% or more of the Common Stock, or if the Company is the surviving corporation in a merger involving an Acquiring Person, or if the Acquiring Person engages in certain types of self-dealing transactions, each Right entitles the holder to purchase for $85 (or the then current exercise price) shares of the Company's Common Stock having a market value of $170 (or two times the exercise price), subject to certain exceptions. Similarly, if the Company is acquired in a merger or other business combination or 50% or more of its assets or earning power is sold, each Right entitles the holder to purchase at the then current exercise price that number of shares of Common Stock of the surviving corporation having a market value of two times the exercise price. The Rights, which do not entitle the holder thereof to vote or to receive dividends, expire on August 6, 1997 and may be redeemed by the Company for $.01 per Right under certain circumstances.

    On September 21, 1990, the Board of Directors authorized the Company to purchase up to 1,000 shares of the Company's Common Stock on the open market or through privately negotiated transactions. As of May 31, 1996 the Company had purchased 406 shares of Common Stock on the open market under this program at an average price of $13.00 per share.

5. NET INCOME PER SHARE OF COMMON STOCK

    Primary net income per share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Shares granted as restricted stock awards under The AAR CORP. Stock Benefit Plan are considered outstanding from the date of grant. Common Stock equivalents consist of the average number of shares issuable upon the exercise of all dilutive employee stock options, less the common shares which could have been purchased, at the average market price during each quarter, with the assumed proceeds from the exercise of the options.

6. EMPLOYEE BENEFIT PLANS

    The Company has defined contribution or defined benefit plans covering substantially all full-time domestic employees and certain employees in The Netherlands.

                           AAR CORP. AND SUBSIDIARIES

              (IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)

6. EMPLOYEE BENEFIT PLANS  -- (CONTINUED)
    DEFINED BENEFIT PLANS

    The pension plans for domestic salaried employees have benefit formulas based primarily on years of service and compensation. The pension benefit for hourly employees is generally based on a fixed amount per year of service. The Company follows the provisions of SFAS No. 87, "Employers' Accounting for Pensions" for all domestic and nondomestic pension plans.

    The Company's funding policy for domestic plans is to contribute annually, at a minimum, an amount which is deductible for Federal income tax purposes and that is sufficient to meet actuarially computed pension benefits. Contributions are intended to provide for benefits attributed to service to date and for benefits expected to be earned in the future. The assets of the pension plans are invested primarily in mutual funds, common stocks, investment grade bonds and U.S. Government obligations.

    Certain foreign operations of domestic subsidiaries also have pension plans. In most cases, the plans are defined benefit in nature. Assets of the plans are comprised of insurance contracts. Benefit formulas are similar to those used by domestic plans. It is the policy of these subsidiaries to fund at least the minimum amounts required by local law and regulation.

    The following table sets forth the plans' funded status and the amount recognized in the Company's Consolidated Balance Sheets. The plans are grouped according to the portion of the accumulated benefit obligation funded as follows:

                                               MAY 31,
                                                 1996       MAY 31, 1995
                                               --------  ------------------
                                                ASSETS   BENEFITS   ASSETS
                                                EXCEED    EXCEED    EXCEED
                                               BENEFITS   ASSETS   BENEFITS
                                               --------  --------  --------
Actuarial present value of benefit
 obligation:
    Vested benefit obligation................  $(30,572) $(22,080) $ (5,135)
    Nonvested benefit obligation.............   (1,283 )     (740)      (20)
                                               --------  --------  --------
Accumulated benefit obligation...............  (31,855 )  (22,820)   (5,155)
Effect of projected salary increases on the
  benefit obligation.........................   (4,071 )   (1,735)   (1,385)
                                               --------  --------  --------
Projected benefit obligation.................  (35,926 )  (24,555)   (6,540)
Plans' assets at fair value..................   33,277     20,805     6,425
                                               --------  --------  --------
Projected benefit obligation in excess of
  plans' assets..............................   (2,649 )   (3,750)     (115)
Unrecognized net loss........................    5,340      2,225       670
Unrecognized prior service cost..............    1,391      1,320     --
Unrecognized transition obligation...........      833        710       245
                                               --------  --------  --------
Prepaid pension costs........................  $ 4,915   $    505  $    800
                                               --------  --------  --------
                                               --------  --------  --------

    The projected benefit obligation for domestic plans is determined using an assumed weighted average discount rate of 8.25% and 8.5% for fiscal 1996 and 1995, respectively, and an assumed average compensation increase of 3.0% in the first two years and 5.0% thereafter. The expected long-term rate of return on assets is 10.0% for fiscal 1996 and 1995. Unrecognized net loss, prior service cost and transition obligation are amortized on a straight-line basis over the estimated average future service period.

    The projected benefit obligation for nondomestic plans is determined using an assumed weighted average discount rate of 6.5% and 7.5% for fiscal 1996 and 1995, respectively, and an assumed average

                           AAR CORP. AND SUBSIDIARIES

              (IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)

6. EMPLOYEE BENEFIT PLANS -- (CONTINUED) compensation increase of 2.0% for the first five years and 4.0% thereafter. The expected long-term rate of return on assets is 6.5% for fiscal 1996 and 1995.

    The provisions of SFAS No. 87 "Employers' Accounting for Pensions" require recognition in the balance sheet of an additional minimum liability, an equity reduction and related intangible assets for pension plans with accumulated benefits in excess of plan assets. At May 31, 1995 the Company had a minimum pension liability of $3,765 reported within Retirement benefit obligation and deferred credits in the Consolidated Balance Sheets with $1,370 charged to Stockholders' equity in accordance with the provisions of SFAS No. 87. During fiscal 1996, the Company's funding of the domestic plans eliminated the charge to Stockholders' equity.

    Pension expense charged to results of operations includes the following components:

                                                              FOR THE YEAR ENDED MAY 31,
                                                              ---------------------------
                                                               1996      1995      1994
                                                              -------   -------   -------
Service costs for benefits earned during fiscal year........  $ 1,169   $ 1,255   $ 1,305
Interest cost on projected benefit obligation...............    2,587     2,440     2,265
Actual investment return on plan assets.....................   (2,618)   (2,225)   (1,400)
Net amortization and deferral...............................      224        60      (480)
                                                              -------   -------   -------
Pension expense for Company plans...........................    1,362     1,530     1,690
Pension expense for the multi-employer plan.................    --        --           10
                                                              -------   -------   -------
Total pension expense.......................................  $ 1,362   $ 1,530   $ 1,700
                                                              -------   -------   -------
                                                              -------   -------   -------

    DEFINED CONTRIBUTION PLAN

    The defined contribution plan is a profit sharing plan which is intended to qualify as a 401(k) plan under the Internal Revenue Code. Under the plan, employees may contribute up to 15.0% of their pretax compensation, subject to applicable regulatory limits. The Company may make matching contributions up to 6.0% of compensation. Participants vest immediately in Company contributions. Expense charged to results of operations was $815, $830 and $800 in fiscal 1996, 1995 and 1994, respectively.

    DIRECTOR, EXECUTIVE AND KEY EMPLOYEE RETIREMENT BENEFIT AND PROFIT SHARING
     PLANS

    The Company provides its outside directors with benefits upon retirement on or after age 65 provided they have completed at least five years of service as a director. Benefits are payable as a quarterly annuity in an amount equal to 25.0% of the annual retainer fee payable by the Company to active outside directors. Payment of benefits commences upon retirement and continues for a period equal to the total number of years of the retired director's service as a director to a maximum of ten years, or death, whichever occurs first. The Company also provides supplemental retirement and profit sharing benefits for current and former executives and key employees to supplement benefits provided by the Company's other benefit plans. The plans are not fully funded and may require funding in the event of a change in control of the Company as determined by the Company's Board of Directors. Expense charged to results of operations for these plans was $555, $585 and $545 in fiscal 1996, 1995 and 1994, respectively.

                           AAR CORP. AND SUBSIDIARIES

              (IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)

6. EMPLOYEE BENEFIT PLANS  -- (CONTINUED)
    POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

    The Company provides health and life insurance benefits for certain eligible employees and retirees under a variety of plans. Generally these benefits are contributory, with retiree contributions adjusted annually. The postretirement plans are unfunded and the Company has the right to modify or terminate any of these plans in the future, in certain cases subject to union bargaining agreements. In fiscal 1995 the Company completed termination of postretirement healthcare and life insurance benefits attributable to future services of collective bargaining and other domestic employees. The Company recognized an after tax gain of $250 from the reduction in the accumulated postretirement benefit obligation related to this termination of benefits.

    Postretirement benefit cost for the years ended May 31, 1996, 1995 and 1994 included the following components:

                                                                   1996       1995       1994
                                                                 ---------  ---------  ---------

Service cost...................................................  $  --      $       4  $      30
Interest cost..................................................         65         70         98
                                                                 ---------  ---------  ---------
                                                                 $      65  $      74  $     128
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

    The funded status of the plans at May 31, 1996 and 1995 was as follows:

                                                                             1996       1995
                                                                           ---------  ---------

Accumulated postretirement benefit obligation:
  Current retirees.......................................................  $     728  $     716
  Current employees -- fully eligible....................................        352        101
                                                                           ---------  ---------
                                                                               1,080        817
Plans' assets at fair value..............................................     --         --
                                                                           ---------  ---------
Accumulated postretirement benefit obligation in excess of plans'
  assets.................................................................      1,080        817
Unrecognized prior service cost, transition obligation and net
  (loss)/gain............................................................        (10)       156
                                                                           ---------  ---------
Accrued postretirement benefit cost in the Consolidated Balance Sheets...  $   1,070  $     973
                                                                           ---------  ---------
                                                                           ---------  ---------

    The assumed discount rates used to measure the accumulated postretirement benefit obligation were 8.25% and 8.5% at May 31, 1996 and 1995, respectively. The assumed rate of future increases in health care costs was 10.1% in fiscal 1996 and 1995, declining to 6.0% by the year 2003 and remaining at that rate thereafter. A one percent increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation by approximately $26 as of May 31, 1996 and would not result in a significant change to the annual postretirement benefit expense.

                           AAR CORP. AND SUBSIDIARIES

              (IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)

7. COMMITMENTS AND CONTINGENCIES

    The Company leases certain facilities and equipment under agreements that expire at various dates through 2011. Rental expense under these leases was $6,828, $6,545 and $4,840 in fiscal 1996, 1995 and 1994, respectively.

    Future minimum payments under leases with initial or remaining terms of one year or more at May 31, 1996 were $4,745 for fiscal 1997, $4,268 for fiscal 1998, $3,775 for fiscal 1999, $3,253 for fiscal 2000 and $1,925 for fiscal 2001 and thereafter.

    The Company routinely issues letters of credit, performance bonds or credit guarantees in the ordinary course of its business. These instruments are typically issued in conjunction with insurance, contracts, sales of secured accounts receivables or other business requirements. The total of these instruments outstanding at May 31, 1996 was approximately $25,800.

    The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial condition.

8. AIRCRAFT LEASING ACTIVITIES

    The Company is an owner participant in four leveraged lease agreements entered into between March 1986 and May 1988. These agreements cover four narrow-body commercial aircraft and spare parts. The transactions involve aircraft currently operated by major carriers. The remaining terms of the leases range from 5 to 8 years. The Company's equity investment in these aircraft represents approximately one-third of the aggregate equipment cost. The remaining portion of the equipment cost is financed by third-party nonrecourse debt.

    The Company has ownership rights to the equipment subject to the right of the lessees to exercise certain purchase, renewal and termination options. For Federal income tax purposes, the Company receives investment tax credits and has the benefit of tax deductions for depreciation on the aggregate equipment cost and interest on the nonrecourse debt. During the early years of the lease, Federal income tax deductions exceeded the lease rental income. In the later years of the lease, rental income will exceed the deductions. In fiscal 1994, the Company's Investment in leveraged leases was repriced approximately $2,000 for the impact of an interest rate reduction on nonrecourse long-term debt secured by aircraft under leveraged lease, the tax rate change under the Omnibus Budget Reconciliation Act of 1993 and the Company's AMT position in accordance with SFAS No. 13 "Accounting for Leases."

    In August 1990, the Company sold a partial residual interest in a Boeing 737-300 aircraft currently subject to a leveraged lease. The lease term expires in March 2001. The principal portion of the proceeds from this sale was received in the form of a $2,000 note, bearing interest at 9.9%, due in March 2001 and was included with Retirement benefits, notes receivable and other on the Consolidated Balance Sheets. During fiscal 1996, the note was sold at approximately the outstanding principal and accrued interest receivable balance.

                           AAR CORP. AND SUBSIDIARIES

              (IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)

8. AIRCRAFT LEASING ACTIVITIES  -- (CONTINUED)
    The condensed operating results and balance sheet financial information for aircraft leasing activities were as follows:

                                                                   FOR THE YEAR ENDED MAY
                                                                             31,
                                                                  -------------------------
                                                                   1996     1995     1994
                                                                  -------  -------  -------
 Operating Results:
    Revenues....................................................  $ --     $ --     $ 2,195
    Net income (loss)...........................................      (43)    (126)   1,132
  Balance Sheet:
    Total assets................................................   31,600   37,500   39,700
    Stockholders' equity........................................   24,180   24,223   24,349

    The Company's net investment in leveraged leases is comprised of the following elements:

                                                                              FOR THE YEAR ENDED
                                                                                   MAY 31,
                                                                              ------------------
                                                                                1996      1995
                                                                              --------  --------
 Rentals receivable (net of principal and interest on the nonrecourse debt)....................................................................  $ 14,545  $ 15,592
  Estimated residual value of leased assets.................................    23,950    23,950
  Unearned and deferred income..............................................    (7,590)   (7,590)
                                                                              --------  --------
    Investment in leveraged leases..........................................    30,905    31,952
  Deferred taxes............................................................   (25,060)  (27,590)
                                                                              --------  --------
  Net investment in leveraged leases........................................  $  5,845  $  4,362
                                                                              --------  --------
                                                                              --------  --------

    Pretax income from leveraged leases was $0 in fiscal 1996 and 1995 and $1,955 in fiscal 1994. The tax effect from leveraged leases was $0 in fiscal 1996 and 1995 and $823 in fiscal 1994.

9. BUSINESS SEGMENT INFORMATION

    The Company operates primarily in the aerospace/aviation industry and reports its activities in one primary business segment, Aviation Services.

    Export sales from the Company's U.S. operations to unaffiliated customers, the majority located in Europe, the Middle East, Asia, Canada, Mexico and South America (including sales through foreign sales offices of domestic subsidiaries), were approximately $148,503 (29.4% of total net sales), $144,056 (31.9% of total net sales) and $112,275 (27.5% of total net sales) in fiscal 1996, 1995 and 1994, respectively.

    Sales to the U.S. Government, its agencies and its contractors were approximately $92,362 (18.3% of total net sales), $82,708 (18.3% of total net sales) and $77,500 (19.0% of total net sales) in fiscal 1996, 1995 and 1994, respectively.

                           AAR CORP. AND SUBSIDIARIES

              (IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)

10. SELECTED QUARTERLY DATA (UNAUDITED)

    The unaudited selected quarterly data for fiscal years ended May 31, 1996 and 1995 are as follows.

                                  FISCAL 1996

                                                                              NET INCOME
QUARTER                              NET SALES   GROSS PROFIT   NET INCOME    PER SHARE
-----------------------------------  ---------   ------------   ----------   ------------
First..............................  $ 109,593     $ 20,497      $ 3,226        $ .20
Second.............................    121,261       21,963        3,691          .23
Third..............................    136,065       22,463        4,089          .26
Fourth.............................    138,071       25,842        5,006          .31
                                     ---------   ------------   ----------      -----
                                     $ 504,990     $ 90,765      $16,012        $1.00
                                     ---------   ------------   ----------      -----
                                     ---------   ------------   ----------      -----

                                  FISCAL 1995

                                                                              NET INCOME
QUARTER                              NET SALES   GROSS PROFIT   NET INCOME    PER SHARE
-----------------------------------  ---------   ------------   ----------   ------------
First..............................  $  97,191     $ 16,814      $ 2,005        $ .13
Second.............................     99,384       17,997        2,067          .13
Third..............................    125,232       20,437        2,876          .18
Fourth.............................    129,588       22,623        3,515          .22
                                     ---------   ------------   ----------      -----
                                     $ 451,395     $ 77,871      $10,463        $ .66
                                     ---------   ------------   ----------      -----
                                     ---------   ------------   ----------      -----

11. ALLOWANCES AND RESERVES

                          ALLOWANCES FOR DOUBTFUL ACCOUNTS

                                                                            FOR THE YEAR ENDED MAY 31,
                                                                            ---------------------------
                                                                             1996      1995      1994
                                                                            ------    ------    -------
Balance, beginning of year................................................  $2,400    $2,000    $ 2,000
  Provision charged to operations.........................................     900       895        600
  Deductions for accounts written off, net of recoveries..................    (810)     (495)      (600)
                                                                            ------    ------    -------
Balance, end of year......................................................  $2,490    $2,400    $ 2,000
                                                                            ------    ------    -------
                                                                            ------    ------    -------

                          INVENTORY VALUATION RESERVES

                                                                              FOR THE YEAR ENDED MAY 31,
                                                                            ------------------------------
                                                                              1996       1995       1994
                                                                            --------    -------    -------
Balance, beginning of year................................................  $  6,329    $ 8,916    $14,000
  Provision charged to operations.........................................     5,325      2,909      3,104
  Inventory written off and loss from disposal, net of recoveries.........    (6,126)    (5,496)    (8,188)
                                                                            --------    -------    -------
Balance, end of year......................................................  $  5,528    $ 6,329    $ 8,916
                                                                            --------    -------    -------
                                                                            --------    -------    -------

    The inventory valuation reserve principally represents allowances for obsolete inventory as well as reserves to reduce the cost of certain surplus inventory to its net realizable value. The reserve applies to inventory supporting the Company's trading, overhaul and manufacturing activities.

                           AAR CORP. AND SUBSIDIARIES

              (IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)

12. INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

    The accompanying interim consolidated financial statements for the six months ended November 30, 1996 and 1995 include the accounts of the Company and its subsidiaries after elimination of intercompany accounts and transactions. These statements have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). To prepare the financial statements in conformity with generally accepted accounting principles, management has made a number of estimates and assumptions relating to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to such rules and regulations of the SEC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                                        PAGE
                                                        -----
Available Information..............................           2
Incorporation of Certain Documents by Reference....           2
Prospectus Summary.................................           3
Use of Proceeds....................................           7
Dividend Policy....................................           7
Price Range of Common Stock........................           7
Capitalization.....................................           8
Selected Consolidated Financial Data...............           9
Management's Discussion and Analysis of Financial
 Condition and Results of Operations...............          11
Business...........................................          15
Properties.........................................          21
Management.........................................          22
Description of Capital Stock.......................          23
Description of Shareholder Purchase
 Rights............................................          26
Underwriting.......................................          27
Legal Matters......................................          28
Experts............................................          28
Index to Consolidated Financial Statements.........         F-1

                                2,000,000 SHARES

                                   AAR CORP.

                                  COMMON STOCK

                          (PAR VALUE $1.00 PER SHARE)

                                 -------------

                                     [LOGO]

                                 -------------

                              GOLDMAN, SACHS & CO.

                            WILLIAM BLAIR & COMPANY

                      REPRESENTATIVES OF THE UNDERWRITERS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    Expenses in connection with the issuance and distribution of the Common Stock being registered, other than underwriting discounts and commissions, are estimated as follows:

Securities and Exchange Commission registration fee.....................   $  20,038*
NASD filing fee.........................................................       7,112*
New York Stock Exchange listing fee.....................................       8,050*
Accountants fees and expenses...........................................      75,000
Legal fees and expenses.................................................     125,000
Blue sky fees and expenses..............................................       5,000
Printing expenses.......................................................     125,000
Transfer agent fees and expenses........................................       4,000
Miscellaneous...........................................................       5,800
                                                                          -----------
  Total.................................................................   $ 375,000
                                                                          -----------
                                                                          -----------

------------

*Actual. All other expenses are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Article Fourteenth of the Registrant's Restated Certificate of Incorporation provides that no director of the Registrant shall have personal liability to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, but this provision does not eliminate or limit the liability of a director (a) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under section 174 of the General Corporation Law of the State of Delaware (the "GCL") or (d) for any transaction from which the director derived an improper personal benefit.

    Reference is made to Section 145 of the GCL, which provides for indemnification of directors and officers in certain circumstances. Article Fifteenth of the Registrant's Restated Certificate of Incorporation provides for indemnification of the Registrant's officers and directors (and those serving in such capacity with another corporation at the request of the Registrant) to the fullest extent provided by the GCL and other applicable laws as currently in effect and as they may be amended in the future.

    The Registrant has directors' and officers' liability insurance which provides, subject to certain policy limits, deductible amounts and exclusions, coverage for all persons who have been, are or may in the future be, directors or officers of the Registrant against amounts which such persons must pay resulting from claims made against them by reason of their being such directors or officers during the policy period for certain breaches of duty, omissions or other acts done or wrongfully attempted or alleged.

    The Registrant has entered into Indemnification Agreements with each of its directors and executive officers containing, among other things, provisions similar to those in the Registrant's Restated Certificate of Incorporation, including provisions requiring indemnification to the full extent permitted by the GCL and the prompt advancement of expenses under certain circumstances. In addition, the Indemnification Agreements required the Registrant to maintain directors' and officers' liability insurance at specified levels, subject to certain exceptions, and, if such coverage is not maintained, to indemnify the directors and executive officers to the full extent of such coverage.

    Section 8 of the Underwriting Agreement filed as Exhibit 1.1 hereto provides for the indemnification of directors and officers of the Registrant by the Underwriters under certain circumstances.

ITEM 16. EXHIBITS.

    The Exhibits filed herewith are set forth on the Exhibit Index filed as part of this Registration Statement.

ITEM 17. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes;

        (a) That for purposes of determining any liability under the securities Act of 1933, each filing of the Registrant's annual report pursuant to
    Section 13(a) or Section 15(d) of the Securities and Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (b) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (c) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Elk Grove Village, State of Illinois, on the 13th day of January, 1997.

                                AAR CORP.
                                (REGISTRANT)

                                By              /s/ DAVID P. STORCH
                                     -----------------------------------------
                                                  David P. Storch
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned, being a director or officer, or both, of AAR CORP., a Delaware corporation, hereby constitutes and appoints David P. Storch and Howard A. Pulsifer, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite, necessary or advisable to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

      /s/ IRA A. EICHNER
------------------------------  Chairman of the Board and    January 13, 1997
        Ira A. Eichner            Founder, Director

                                President and Chief
     /s/ DAVID P. STORCH          Executive Officer;
------------------------------    Director (Principal        January 13, 1997
       David P. Storch            Executive Officer)

                                Vice President, Chief
   /s/ TIMOTHY J. ROMENESKO       Financial Officer and
------------------------------    Treasurer (Principal       January 13, 1997
     Timothy J. Romenesko         Financial and Accounting
                                  Officer)

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

     /s/ A. ROBERT ABBOUD
------------------------------  Director                     January 13, 1997
       A. Robert Abboud

    /s/ HOWARD B. BERNICK
------------------------------  Director                     January 13, 1997
      Howard B. Bernick

    /s/ EDGAR D. JANNOTTA
------------------------------  Director                     January 13, 1997
      Edgar D. Jannotta

     /s/ ROBERT D. JUDSON
------------------------------  Director                     January 13, 1997
       Robert D. Judson

     /s/ ERWIN E. SCHULZE
------------------------------  Director                     January 13, 1997
       Erwin E. Schulze

     /s/ JOEL D. SPUNGIN
------------------------------  Director                     January 13, 1997
       Joel D. Spungin

       /s/ LEE B. STERN
------------------------------  Director                     January 13, 1997
         Lee B. Stern

    /s/ RICHARD D. TABERY
------------------------------  Director                     January 13, 1997
      Richard D. Tabery

                                 EXHIBIT INDEX

                       INDEX                                                       EXHIBITS
           -----------------------------             --------------------------------------------------------------------

1.         Underwriting agreement               1.1  Proposed form of Underwriting Agreement.

3.         Articles of Incorporation and        3.1  Restated Certificate of Incorporation;(1) Amendments thereto dated
           By-Laws                                   November 3, 1987(2) and October 19, 1988.(2)

                                                3.2  By-Laws as amended.(2) Amendment thereto dated April 12, 1994.(12)

4.         Instruments defining the             4.1  Restated Certificate of Incorporation and Amendments (see Exhibit
           rights of security holders                3.1).

                                                4.2  By-Laws, as amended.(12)

                                                4.3  Credit Agreement dated September 9, 1996 between the Registrant and
                                                     Bank of America, Illinois.(16)

                                                4.4  Rights Agreement between the Registrant and the First National Bank of Chicago;(1) Amendment thereto dated July 18, 1989.(2)

                                                4.5  Indenture dated October 15, 1989 between the Registrant and
                                                     Continental Bank, N.A. (now known as Bank of America, Illinois), as
                                                     Trustee, relating to debt securities;(5) First Supplemental
                                                     Indenture thereto dated August 26, 1991.(6)

                                                4.6  Officers' certificates relating to debt securities dated October 24,
                                                     1989(10) and October 12, 1993.(10)

                                                4.7  Credit Agreement dated October 7, 1996 between the Registrant and
                                                     The First National Bank of Chicago as Agent.(16)

                                                     Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, the Registrant
                                                     is not filing certain documents. The Registrant agrees to furnish a copy of each such document upon the request of the Commission.

5.         Opinion regarding legality           5.1  Opinion of Schiff Hardin & Waite.

10.        Material Contracts                  10.1  AAR CORP. Stock Benefit Plan(11) and amendments thereto dated July
                                                     29, 1996 and January 2, 1997.(16)

                                               10.2  Death Benefit Agreement dated August 24, 1984 between the Registrant and Ira A. Eichner;(8) Amendment thereto dated August 12, 1988.(4)

                                               10.3  Further Restated and Amended Employment Agreement dated August 1,
                                                     1985 between the Registrant and Ira A. Eichner;(3) Amendments thereto dated August 12, 1988,(4) May 25, 1990(15) and July 13,
                                                     1994.(15)

                                               10.4  Trust Agreement dated August 12, 1988 between the Registrant and Ira
                                                     A. Eichner(4) and amendments thereto dated May 25, 1990(15) and
                                                     February 4, 1994.(12)

                                               10.5  AAR CORP. Directors' Retirement Plan, dated April 14, 1992.(9)

                                               10.6  AAR CORP. Supplemental Key Employee Retirement Plan, dated July 13,
                                                     1994(13), amended June 1, 1995,(15) January 1, 1996(15) and June 1,
                                                     1996.(15)

                                               10.7  Employment agreement dated June 1, 1994 between the Registrant and
                                                     David P. Storch(14) and amendment thereto dated October 9, 1996.(16)

                                               10.8  Severance and Change in Control Agreement dated February 24, 1995 between the Registrant and Phillip C. Slapke.(14)

                                               10.9  Severance and Change in Control Agreement dated February 24, 1995 between the Registrant and Howard A. Pulsifer.(14)

                                              10.10  Severance and Change in Control Agreement dated February 24, 1995 between the Registrant and Timothy J. Romenesko.(14)

21.        Subsidiaries of the                 21.1  Subsidiaries of AAR CORP.(15)
           Registrant

23.        Consents of experts and             23.1  Consent of Schiff Hardin & Waite (included in its opinion filed as
           counsel                                   Exhibit 5.1).

                                               23.2  Consent of KPMG Peat Marwick LLP.

24.        Power of attorney                   24.1  Powers of attorney are granted by the persons executing this
                                                     Registration Statement as set forth on the signature page.

------------

Notes:

    (1) Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1987.

    (2) Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1989.

    (3) Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1986.

    (4) Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1988.

    (5) Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the Quarter ended November 30, 1989.

    (6) Incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-3 filed August 27, 1991.

    (7) Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1991.

    (8) Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1985.

    (9) Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1992.

    (10) Incorporated by reference to Exhibits to the Registrant's Current Reports on Form 8-K dated October 24, 1989 and October 12, 1993.

    (11) Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1993.

    (12) Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1994.

    (13) Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1994.

    (14) Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1995.

    (15) Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1996.

    (16) Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1996.